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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antofagasta ~~Holdings~~ PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 0 9 2002
THOMSON FINANCIAL

FILE NO. 82- 4987 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 10/2/02

ANTOFAGASTA PLC FILE 82-4987

ANTOFAGASTA PLC

Annual Report 1999



AR/S
12/31/99

Directors and Advisors

Directors

A A Luksic	*Chairman*
J-P Luksic	*Deputy Chairman*
P J Adeane	*Managing Director*
C H Bailey	*Non-Executive*
G S Menendez	*Non-Executive*
V P Radic	*Non-Executive*

Company Secretary
Jordan Company Secretaries Limited
20-22 Bedford Row, London WC1R 4JS

Auditors
PricewaterhouseCoopers

Solicitors
Clifford Chance LLP

Stockbroker
Merrill Lynch International

Financial Advisor
HSBC Investment Bank

Bankers
The Royal Bank of Scotland plc
J P Morgan (Suisse) S.A.

Registrars and Transfer Office
Computershare Services plc
PO Box 82, The Pavilions, Bristol BS99 7NH

Registered Office
Park House, 16 Finsbury Circus, London EC2M 7AH

Registered Number
1627889

Contents

Front cover: Shiploader feed conveyor at Los Vilos
Page opposite: Vessel loading copper concentrates at Los Vilos

ANTOFAGASTA

IS A FAST GROWING MINING GROUP WITH HIGH ENVIRONMENTAL AND COMMUNITY STANDARDS AND A PROVEN ABILITY TO DEVELOP LARGE SCALE PROJECTS.



Financial Highlights

	1999 US$m	1998 US$m	1999 £m	1998 £m
Turnover	**145.5**	184.9	89.8	111.4
Profit before tax and exceptional items	**31.8**	64.6	19.6	38.9
Profit before tax	**13.2**	60.5	8.1	36.4
Earnings per share before exceptional items	**13.5¢**	30.9¢	8.2p	18.6p
Earnings per share	**8.1¢**	29.6¢	5.0p	17.8p
Dividend for the year	**12.9¢**	12.0¢	8.0p	7.25p
Capital expenditure and financial investment	**600.6**	576.7	370.6	347.4
Net assets	**1,103.6**	1,023.3	679.5	615.8

Dividends per Ordinary Share


3.8p
3.8p
4.0p
4.2p
5.0p
6.5p
6.5p
7.0p
7.25p
8.0p
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999

Mining

Los Pelambres

Project commissioned ahead of schedule and within original budget of US$1.36 billion.

Initial shipments of concentrates began in December 1999.

Completion tests on port facility were successfully concluded on 25 January 2000.

Full production rate of 85,000 tpd was achieved in March 2000 at a cash cost of 34.4 cents per lb. Total production of 275,000 tonnes of fine copper is expected in 2000.

El Tesoro

Project financing finalised in July 1999.

Mine construction started in November 1999.

First production expected in May 2001.

Production of 75,000 tonnes of cathodes per year at a cash cost of 45 cents per lb in the first 10 years.

Michilla

Expansion of open pit and underground workings will assure mine life until 2007.

Cash costs further reduced from 61.38 cents per lb in 1998 to 55.36 cents per lb in 1999.

Production record of 51,321 tonnes of cathodes achieved in 1999.

Concentrator plant "mothballed" in February 2000 pending higher copper prices.

Five year labour agreement signed with mining union.

Transport

Rail (FCAB) and other services

Freight cargo increased 15% from 2.7 million tons to a record 3.1 million tons.

Profit levels maintained by increased shipments of sulphuric acid and copper.

Chairman's Review

Overview

The economic downturn in Asia which began in 1997, combined with low copper prices, had an adverse effect on the 1999 results. First indicators of economic recovery in Chile appeared during the second half of the year with an improvement in retail sales, lower unemployment figures and positive GDP growth in November. Copper prices recovered strongly in the second half to over 80 cents per pound by the year end, although averaging only 72 cents in 1999 against 75 cents in 1998. Profit before tax and exceptional items decreased to US$31.8 million (1998 - US$64.6 million). An increased final dividend of 5.75p (1998 - 5.0p) is recommended and reflects the Group's excellent prospects and strong cash position.

Notwithstanding the adverse economic background to the results, 1999 was a landmark year for the development of the Group, which has:

- Taken its place among the world's major low cost copper producers following the completion of the Los Pelambres project, on schedule and within the original budget of US$1.36 billion. Production of concentrates at Los Pelambres began in November 1999, and the mine is now operating at its planned capacity of 85,000 tpd.

- Completed financing arrangements for El Tesoro in July by raising bank debt of US$205 million for the development of its US$296 million project. Construction at El Tesoro began in November 1999 with production of copper cathodes scheduled for May 2001.

- Extended the mine life of Michilla's open pit by eight years to 2007. Annual cathode production will now be maintained at the existing 50,000 tonne level.

- Will benefit in 2000 from the exceptional profits secured in 1999 by Quiñenco S.A., a quoted Chilean company in which Antofagasta holds a 33.6% interest. The Group share of the dividend to be paid by Quiñenco on 10 May 2000 will increase from US$5.3 million to over US$31 million.

In addition, Antofagasta Holdings P.L.C. announced its change of name to Antofagasta plc in December 1999, reflecting its increasing focus on mining, at the same time establishing a level-1 ADR programme in the United States.

Copper Mining

Anaconda Chile S.A.

Anaconda has overall responsibility for the Group's mining activities and has three key objectives for maximising the Group's returns from its mining operations.

- To encourage growth – by identifying new business opportunities and by realising the potential from the Group's exploration programme.

- To optimise existing mining operations – by constantly improving efficiency, adopting best practices and benefiting from the significant value of experience and "know-how" within the Group.

- To maximise the efficiency of the Group's legal, financial and commercial activities.

During the year Anaconda conducted negotiations with banks and project advisors on behalf of the Group's mining subsidiaries and supported the Los Pelambres management team in bringing that project to its production stage. Anaconda was also actively involved in concluding the complex financing agreements for the El Tesoro project during a period of copper price weakness and tight credit amongst commercial lenders.

To reflect Antofagasta's increasing importance in the mining industry the name of its mining division has been changed from Anaconda Chile S.A. to Antofagasta Minerals.

OVERVIEW


Antofagasta's mines
in Chile
Michilla
EL Tesoro
Antofagasta
Los Pelambres
Santiago



Aerial view of port installations at Los Vilos

Current Trading Prospects

As usual, we hesitate to predict future metal prices which depend to a large extent on the world economy. However, the outlook is more encouraging with sustained growth in the United States, improving industrial production in Europe, Japan and China and evident recovery in most emerging Asian countries. Copper prices are currently 26% higher compared with the lowest point a year ago and this upward movement may continue through 2000 to around the 90 cents per lb level.

Growth has returned to the Chilean economy following the 1998-99 recession and an up-turn in neighbouring countries' performance is expected to stimulate exports in 2000. The Chilean Central Bank has reported expanding activity in the four months to December and is forecasting GDP growth of 6% for 2000, with inflation around 3.5%. Interest rates currently at 5.25% are expected to rise during the year to around 6%.

The exciting developments at Los Pelambres should benefit the Group in 2000 and production from El Tesoro will further boost the Group's overall copper production in 2001. The railway again produced good results and should continue to do so having reduced its cost levels and broadened its customer base. Quiñenco's operating businesses are now poised to benefit from the expected upturn in the Chilean economy and from its repositioned portfolio in the telecommunications and banking sectors. Taking into account the favourable prospects outlined above, we are confident of the Group's ability to perform well in this improving economic environment.

Operational Review

Los Pelambres

Completed on budget (US$1.36bn) and ahead of schedule

A major porphyry orebody - 3bn tonnes of 0.65% copper

30 year mine plan - 0.9bn tonnes, 95% in proven category

275,000 tonnes of payable copper in 2000

Estimated cash costs - first two years under 40 cents/lb

Los Pelambres - Description of the Project
Los Pelambres is located 200 km northeast of Santiago at an altitude of 3,100 metres. It is one of the largest copper mining projects developed in Chile with total resources of 3 billion metric tonnes of 0.65% copper and 0.014% molybdenum. The project has a thirty-year mine plan which will exploit a total of 934 million tonnes of 0.77% copper and 0.023% molybdenum ores. As the mine plan relates to only 31% of the resource base there is ample scope for low cost incremental expansions at some future date.

The project was designed in 1996 with construction beginning in November 1997 under an EPCM (Engineering, Procurement, and Construction Management) contract with Bechtel International.

The mine has a processing capacity of 85,000 tpd, producing an average of 282,000 tonnes of fine copper in concentrates over the first five years and 246,000 tonnes per year over the remainder of the 30-year mine plan. It also produces molybdenum in concentrates and gold and silver as by-products in the copper concentrates.

In cost terms Los Pelambres is in the lowest quartile of the copper mining industry. Cash costs are estimated at 43 cents per pound during its mine life and below 40 cents per pound during the first two years. The use of the latest technologies in its production processes, combined with highly experienced operations managers and administrative teams, has ensured the project's development within the scheduled timescale.

Los Pelambres - In Production
Initial tests were run on the primary crusher in August and the first milling line began operating at the end of October. After achieving its mechanical completion in November, production of concentrates began in December with its first shipment of 5,000 tonnes of concentrates from the port of Ventanas before the end of the year. The mine's own port facility of Punta de Chungo at Los Vilos began operating on 13 January 2000 with a shipment of 10,000 tonnes.



Design capacity of 85,000 tpd achieved at Los Pelambres in January 2000
Weekly average tonnes per day
105,000
100,000
95,000
90,000
85,000
80,000
75,000
70,000
65,000
60,000
1
8
15
22
29
5
12
19
26
4
11
January
February
March

MINING


Flotation cells at concentrator


Concentrator site

Los Pelambres completed its ramp-up phase on 28 January, a week earlier than planned. Following a successful start-up period, the mine reached its full projected design capacity of 85,000 tpd earlier than anticipated. Los Pelambres is expected to produce 655,000 tonnes of concentrates this year, equivalent to 275,000 tonnes of payable copper, compared to an expected average annual production of 246,000 tonnes for the 30-year mine life.

Los Pelambres has met all its construction and production deadlines and has been developed within the original US$1,360 million budget financed by its shareholders Antofagasta (60%) and two Japanese consortia (40%) which together have contributed US$410 million of the funding requirement. A consortium of international financial institutions has provided external debt amounting to US$950 million. As designed capacity has been reached and maintained, an early objective for Los Pelambres in the first half of 2000 will be to satisfy completion requirements. In order to do this, Los Pelambres is currently running a series of tests over a continuous 90-day period. Following completion, the project loans will become non-recourse to the sponsors and the funds placed in escrow as security for the project, amounting to approximately US$130 million, will be released. Evaluation studies to increase production capacity at Los Pelambres from 85,000 tpd to 125,000 tpd are expected to be completed by the end of the year.

El Tesoro

Total project costs of US$296m

Reserves – 153m tonnes of 0.96% copper

18 year mine plan – 92% reserves in proven category

Annual cathode production of 75,000 tonnes

Estimated cash costs – first 5 years 40 cents/lb

The El Tesoro Project

El Tesoro is located 200 km northeast of Antofagasta and 90 km south of Calama with good road and rail access to the ports of Antofagasta and Mejillones. The project involves the development of an open pit mine with total reserves of 152.6 million tonnes of oxide ore grading 0.96% copper, of which 92% is in the proven category. Copper recoveries are expected to be over 70%. El Tesoro is expected to produce 75,000 tonnes of LME Grade A copper cathodes annually over an 18 year mine life using a standard heap leach SX-EW process without the need for smelting. Cash operating costs, estimated at 45 cents per lb in the first 10 years and 40 cents per lb in the first 5 years, will place the mine in the lowest quartile of world-wide copper production costs.

El Tesoro completed its financing arrangements in July raising US$205 million to develop the US$296 million copper cathode project. This followed a prolonged period of credit tightness among lenders to the mining sector. The successful financing reflected El Tesoro's state-of-the-art technology, its proven reserves and the confidence of its partners and the financing banks in both the copper industry overall and in Chile. The US$205 million of funding came in the form of a project finance loan from a banking consortium of which the lead arrangers were Dresdner Bank, Royal Bank of Scotland, Banco Santander Central Hispano and Kreditanstal Fur Wiederaufbau. The balance of US$91 million was funded by the joint venture partners. Antofagasta holds 61% through its mining subsidiaries, Anaconda Chile S.A. and Minera Michilla S.A., with Equatorial Mining Ltd, a company controlled by AMP Ltd holding 39%.

El Tesoro

1997 | 1998 | 1999 | 2000 | 2001

October – Feasibility study

July – Financing agreement signed

November – Construction commenced

May – First production

Mine construction began in November under a US$170 million fixed price turn-key EPC (Engineering, Procurement and Construction) contract awarded to Kvaerner Metals and all major supply contracts have been placed including electricity, water and sulphuric acid. Kvaerner will also be responsible for most of the project design and will undertake to complete the construction stage and achieve mechanical completion for the project in April 2001 and ensure first production of 1,000 tonnes of cathodes in May 2001. During the construction period a number of new tests will be carried out on site at the pilot plant, in order to confirm the results obtained between March 1996 and February 1998, before the feasibility study had been completed. The new tests could demonstrate the benefit of using stronger acid solutions in the agglomeration process and positive results would improve recoveries and reduce production costs. Also, lower world prices for sulphuric acid are forecast which should further reduce costs. In the meantime, El Tesoro's management team are deriving considerable benefit from the experience gained from Michilla's similar SX-EW cathode operation and construction and operating risks at El Tesoro will be reduced by the use of proven technology throughout. Full environmental approvals, consistent with applicable World Bank Environmental Guidelines have been granted and cathode production is now expected to come on stream in May 2001.

El Tesoro plant – Flow Chart



9,000,000 Ton/Year
Primary Crusher
Secondary Crusher
Tertiary Crusher
100% - 5/8"
95% - 1/2"
Sulphuric Acid
Raffinate Head Pond
Leach Heaps
Leach Residue Pile
Water
Agglomeration
Solvent Extraction
Raffinate
Pregnant Leach Solution
Water Wells from Calama 68kms
Power Line 220 KV
Electrowinning
El Tesoro Water Tank
From Encuentro (S/E) 90kms
Cathodes 75,000 Ton/Year 99.99% Cu.

Michilla

Total production of 60,500 tonnes
(1998 - 62,100 tonnes)

Cash cost reduced to 55 cents/lb (1998 - 61 cents/lb)

Concentrator plant mothballed

Open pit life extended to 2007

Heap-leach process for copper sulphides developed

The Michilla Mine

Michilla produced a record 51,321 tonnes of LME grade A copper cathodes during 1999 and exceeded its designed capacity for the second year running. It also produced 9,242 tonnes of copper in concentrates. Revenues were down from US$108.4 million in 1998 to US$93.6 million in 1999 because of lower copper prices in the first half of the year. Operating results at US$2.3 million before exceptional write-offs were lower than 1998 results, due to depressed copper prices for most of the year.

In February 2000 the small concentrator on the coast was mothballed and sulphide ores from the underground mine will now be treated at the cathode plant which avoids the trucking of ore from the mine to the coast. During 1998 and 1999, Michilla carried out extensive industrial scale tests to establish the amenability to leaching of its sulphide ores. These tests showed that copper recoveries could be increased to over 80% by extending the leaching period. As a result, Michilla is currently treating all its sulphide ore production from its underground mine by leaching instead of using the traditional flotation method. The new process utilises Michilla's cathode plant but involves extending the normal 23 day leaching period used for oxide ores to a 120 day period for sulphides. Production costs using the new process will be significantly lower than by flotation.

Michilla has also been actively exploring the surrounding area near the Lince and Estefania orebodies in order to increase its reserves.
This extensive exploration programme has been successful and has enabled Michilla to extend the life of its existing open pit by another eight years. This will require large-scale earth movement operations in the pre-stripping and waste removal of approximately 63 million tonnes over three years. In order to carry out this operation, Michilla is now weighing up the advantages of contract mining compared with purchasing of higher tonnage earth moving equipment. The existing open pit will be expanded in several Phases starting with Phase Six which is now under way, followed by the deepening of the open pit in Phase Seven


Michilla Mine development programme
Waste
Dump
Lince Open Pit
Phase 6 – February 2000
Lince Open Pit
Phases 7 to 10
Expansions
Primary
Crusher
Waste Dumps
Waste Dumps
23000
22800
22600
22400
22200
22000
21800
21600
21400
21200
21000
20800
Y
X 15400 15600 15800 16000 16200 16400 16600 16800 17000 17200 17400 17600 17800 18000

and finally expansion to the northeast in Phases Eight, Nine and Ten. After the expansion, Michilla's annual cathode output will be maintained at the existing 50,000 tonnes level.

As part of an on-going effort to cut costs, Michilla has undertaken to unload 30,000 tonnes of sulphuric acid from its terminal annually to provide a service for other mines in the region and reduce the fixed costs of maintaining its installations on the coast. Finally, and as part of its efforts to foster good long term labour relations within the company, Michilla concluded a mutually beneficial five year agreement with its mining union. Michilla continues to treat environmental and safety issues as a top priority in its mining operations.

Exploration

On-going exploration in Chile

Focus on Perú – Magistral and Cotabambas

Grass roots programme in Argentina


Main exploration targets in Chile
Calama
EL Tesoro
Antofagasta
Santa Carmen
Esperanza

Chile

As a consequence of a 22,000 metre drilling programme, two large mineralised systems were discovered in the Santa Carmen district which was the main focus of exploration activity in 1999. The first was a porphyry copper-gold deposit known as Esperanza, which is located south of the El Tesoro N.E. deposit. Preliminary results show substantial oxide and sulphide resources which are currently being evaluated. The second deposit, known as the Tesoro Cuenca, was of an exotic type system newly located north of Esperanza. Due to this successful exploration effort it was decided to postpone further exploration on the Conchi, Brujulinas, Centinela, Copuchas and Buey Muerto properties until 2000.

Perú – Anaconda Perú S.A.

Magistral copper project

As announced in October 1999, Anaconda entered into an option agreement with Inca Pacific Resources Inc. that enables the Group to obtain a 51% joint venture interest in the Magistral copper skarn prospect in central Perú in return for a phased investment of US$5.75 million. Having acquired its 51% interest, Anaconda can increase this to 65% by preparing a bankable feasibility study by the end of December 2003. Phase One of the 2,000 metre drilling programme was completed by the end of 1999 at a cost of US$0.5 million. The results from eight holes indicated significant copper and molybdenum mineralisation. These results have encouraged Anaconda to continue and a Phase Two 6,000 metre diamond drilling programme will begin in mid April 2000.

EXPLORATION


Main exploration targets in Perú
Magistral
Lima
Cuzco
Cotabambas
Key
Cities
Exploration Sites
Mines

Cotabambas

The results of the second drilling programme centred around Ccalla, which was completed in May 1999, showed geological resources of 74 million tonnes of 0.68% copper and 0.37g per tonne of gold with a cut-off grade of 0.4% copper. A 2,000 metre diamond drilling programme began in December 1999 in the Azul Jjaja sector, which is located to the south, and positive results are anticipated.

Argentina

Minera Geometales S.A.

During 1999, Minera Geometales continued with its grass roots exploration programme in order to identify prospective areas from which follow-up targets will be generated. Geometales now owns 400,000 hectares of exploration concessions in the provinces of Salta, Mendoza, San Juan, Catamarca and La Rioja, all located in North West Argentina.

Railway Operations

Growth consolidated

Record tonnage

Customer base expanded

Profits maintained

Railway Operations – Chile

Antofagasta Railway Company plc (FCAB)

Total tonnage carried increased from 2.7 million to a record 3.1 million tons. Tonnage levels have climbed steadily since 1994 when the total carried was 1.3 million tons. Today, sulphuric acid tonnage alone exceeds that figure.

Increased volumes of copper and sulphuric acid enabled the Railway to maintain its profitability during the recession, which particularly affected the mining sector until copper prices staged a sustained recovery from June 1999 onwards. Currently, the Group's El Tesoro development is the only new mining project in the region at an advanced stage. However, planned production increases at existing mines such as El Abra and Escondida indicate that current tonnage levels can be maintained or increased for the next few years.

FCAB continued to upgrade its track by replacing lighter 65lb per yard rail with heavier 90 lb rail on an additional 31 km section. Rail replacement is now the most important element of FCAB's track maintenance programme in view of the higher tonnage levels and recently increased axle loadings.

During November, the Railway concluded a satisfactory long-term (six-year) agreement with its unions. This was a landmark achievement in Chile where labour agreements are normally for a two-year term and demonstrates the excellent labour relations existing in the Company and the reliability of long-term contracts with the Railway.


1416
1416

GR12 locomotives bringing train down to Antofagasta

TRANSPORT

Road Transport

Train Ltda, the Railway's road transport subsidiary, increased its turnover by 15%. Train Ltda, now operating a fleet of more than 60 high capacity trucks, has concentrated on providing services for existing FCAB customers thereby creating an integrated road/rail transport system. Large-scale deliveries by Train Ltda of products such as cement, beer and soft drinks to industrial and retail outlets have proved successful and this new business is expected to grow in the near term.

Railway Operations – Bolivia

Associates

Results from the two Bolivian networks, the Andino and Oriental, were disappointing due to a severe cutback in mining activity and reduced movement of agricultural products, such as soya, caused mainly by the climatic effect of El Niño. The combined networks contributed US$2.0 million to the Group's pre-tax profits and paid a reduced dividend. The San Cristobal polymetallic project owned by Apex Silver Mines is now considering alternative routes for its future mineral exports.

Real Estate

Antofagasta

The Railway owns extensive real estate near the city centre which is currently used as workshops, storage areas and marshalling yards. These installations could be transferred to an area outside the city limits and suitable areas for relocation have been identified. The real estate market has been severely depressed over the last two years by the economic situation in Chile but is now showing signs of recovery both in the retail and industrial sectors. The city of Antofagasta continues to grow and the surrounding region is becoming increasingly prosperous due to the boom in mining activity. There is a steady demand for land suitable for residential or industrial purposes and the Railway is now ready to participate in a planned development of its properties at an appropriate time.

Mejillones

The FCAB's properties in Mejillones extend to a total of 98 hectares in two blocks, one of 69 hectares and the other of 29 hectares. Contracts for building a modern port complex in the bay of Mejillones have now been awarded and after some delay, construction is planned to start at the end of 2000. The new port, which will have three loading wharves, is expected to be operational by June 2002. The FCAB is now studying the potential long-term impact of the Mejillones development on its own operations including possible economic advantages of relocating some of its repair and maintenance facilities. In our opinion the development of Mejillones will stimulate demand for land and therefore increase the value of the company's property portfolio.

Forestry

Forestal S.A. continued a limited reforestation and planting programme in the 25,000 hectare properties comprising Releco-Punir and Huilo-Huilo. This investment in Chile's X region has considerable potential for real estate development in the future now that new roads are being built, making the area more accessible to private buyers and property developers. Demand for lakeside properties and plots has reduced during the past two years but is expected to improve in line with the economic recovery now under way.

Investments

Quiñenco S.A. (33.6%) – diversified industrial and financial group

Listed in Santiago and New York ADR

Market value of US$408m at 30 April 2000

Net profit of US$302m (1998 US$51m)

Expected dividend of US$31m in May 2000

Quiñenco S.A.
The Group holds a 33.6% investment in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York with interests in the Southern Cone and Brazil. Dividends from Quiñenco are accounted for in the year in which they are received and during 1999 the Group received US$5.3 million (1998 – US$23.5 million). Quiñenco's main interests are in financial services (Banco de A. Edwards), copper wire and tube and aluminium products (Madeco), breweries, soft drinks and wine making (CCU and Viña San Pedro), telecommunications (TelSur), food products (Lucchetti), hotels (Hoteles Carrera) and residential real estate development (Habitaria).

During 1999, Quiñenco concentrated on creating value for shareholders both through improving the performance of its operating businesses and through an active investment programme in telecommunications and banking thereby increasing its earning capability and market share in these profitable sectors. Quiñenco also put in place a new management structure and built a strong strategic management team.

As a result of these positive moves and improved market conditions, Quiñenco's ADR share price increased from US$6.25 in January 1999 to US$11 in December. The ADR price then moved up to nearly US$15 but has since reverted to approximately US$11, valuing Antofagasta's investment in Quiñenco at approximately US$400 million.

Quiñenco's profit after tax and minority interests was US$302.4 million compared to US$51.0 million in 1998. These results included a net profit of US$64.9 million from the sale of VTR Hipercable and US$259.5 million from the sale of OHCH to BSCH.

Key events for Quiñenco and its operations during 1999 were as follows:

March 10 – Quiñenco purchased 7.4% of Entel for US$26.7 million.

April 30 – Quiñenco sold its stake in VTR Hipercable to UIH Latin America for US$259 million.

May 4 – Quiñenco sold 50% of OHCH to BSCH for US$600 million.

June 17 – Quiñenco bought an interest of 44.1% in VTR from SBC for US$128 million.

August 16 – Quiñenco bought 43.5% of Banco Edwards for US$244 million.

October 27 – Quiñenco's stake in Banco Edwards reached 51.2%.

December 2 – Quiñenco bought an 8% stake in Banco de Chile (later increased to 10.5%).

December 8 – Quiñenco bought a further 9.6% in VTR for US$31.6 million.

December 9 – Quiñenco subscribed to Banco Edwards capital increase for US$68 million.

December 16 – Quiñenco purchased an additional 5.9% of Entel for US$56 million bringing its holding to 14.2%.

INVESTMENTS

Investment	Nature of Operations	Geographical Location	Economic Interest
Madeco	Copper and aluminium products, fibre optics and flexible packaging	Chile, Perú, Argentina and Brazil	56.5%
Banco Edwards	Financial Services	Chile	51.2%
CCU	Beer, soft drinks and wines	Chile, Argentina and Perú	30.8%
TelSur	Telecommunications	Chile	73.6%
Entel	Telecommunications	Chile and USA	14.3%
Lucchetti	Food manufacturing	Chile, Perú and Argentina	86.2%
Hoteles Carrera	Hotels and leisure	Chile	87.2%
Habitaria	Residential Real Estate	Chile	50.0%

Quiñenco's results however, excluding profits on disposals, showed a loss of US$22 million due to difficult economic conditions throughout the Southern Cone, which affected all its operating businesses. Antofagasta received dividends from Quiñenco of US$5.3 million in 1999. Quiñenco has recently proposed a dividend to be paid in May 2000 reflecting the profit on its sale of OHCH and VTR Hipercable, of which the Group's share is expected to be over US$31 million.

As a result of the investment activity in 1999, Quiñenco's principal interests are in the table above.

Dividends

A final dividend of 5.75p (1998 – 5.0p) per share is being proposed at the Annual General Meeting on 8 June 2000, which if approved will be paid to ordinary shareholders on 9 June 2000. An interim dividend of 2.25p was paid in December 1999. The total dividend will therefore be 8.0p per share compared to 7.25p in 1998.

Management and Employees

Once again, our appreciation is due to all our executive staff and employees for their individual contribution and hard work in making significant progress in the course of a very challenging year.

A A Luksic
Chairman
5 May 2000

Financial Review

Basis of Financial Statements

The Group's financial statements on pages 32 to 67 have been prepared in accordance with United Kingdom applicable accounting standards and the requirements of the Companies Act 1985. The Group's accounting policies are set out in Note 1 to the financial statements. New accounting standards adopted in the 1999 financial statements were FRS 12, "Provisions, Contingent Liabilities and Contingent Assets", FRS13, "Derivatives and Other Financial Instruments" and FRS 15, "Tangible Fixed Assets". The effect of adopting these standards and of consequent changes to accounting policies are set out in Note 1(b) to the financial statements.

This financial review is presented in US dollars, the currency in which the Group's operations, cash balances and borrowings are mainly based. As explained in Note 1(a), the financial statements are presented in both US dollars and sterling.

Review of Performance

Turnover

	1999 US$m	1998 US$m	%
Mining	**93.6**	130.1	*(28)*
Transport services	**51.9**	54.8	*(5)*
	145.5	184.9	*(21)*

Group turnover fell mainly due to lower revenues at the mining division, reflecting lower production levels and slightly lower commodity prices in 1999. Group copper production fell from 71,000 tonnes in 1998 to 60,500 tonnes in 1999 following the closure of the El Chacay mine in April 1998, while the average LME copper price was 72 cents per lb in 1999 compared with 75 cents per lb in 1998. The Group also entered into a hedging programme for a part of Michilla's production in 1999 to secure its cash flows for the year. This partly offset the improved copper price in the second half of 1999, resulting in a net realised cost of US$2.7 million (1998 – net realised gain of US$4.6 million). The Group's gold mining operation at Tamaya was placed on a care and maintenance basis in August 1998. Production in that year was 9,200 oz.

Revenues from rail and other transport services increased in Chilean peso terms as traffic increased from 2.7 million tons to 3.1 million tons. This was offset by a weakening in the peso from an average rate of CH$460 in 1998 to CH$509 in 1999, resulting in a modest decline in revenues when reported in US dollars.

Operating Profits before Exceptional Items

	1999 US$m	1998 US$m	%
Mining	**(9.2)**	(5.4)	*(70)*
Transport services	**19.2**	20.0	*(4)*
	10.0	14.6	*(32)*
Share of associates (Bolivian Railways)	**1.7**	2.8	*(39)*

Lower operating profits before exceptional items at the mining division resulted principally from the lower production levels and copper price effects noted above. Operating profits from the mining operations were US$1.9 million (1998 - US$5.1 million), before allocation of central costs and costs expensed in relation to the Group's on-going exploration programmes which resulted in the overall loss of US$9.2 million (1998 - US$5.4 million).

Operating profits from rail and other transport services were substantially unchanged from 1998. The reduced contribution from the Andino and Oriental networks in Bolivia reflected lower mining activity in the region and reduced movement of agricultural products through Chile.

Income from Other Fixed Asset Investments

	1999 US$m	1998 US$m	%
Quiñenco	**5.3**	23.5	*(77)*
Other fixed asset investments	**0.1**	0.1	-
	5.4	23.6	*(77)*

As explained in Note 14 to the financial statements, the Group's 33.6% interest in Quiñenco S.A. is treated as an investment and dividends are accounted for when received. Quiñenco paid a dividend of 30% of the previous year's net income (after tax and minority interests) in both 1998 and 1999. The higher 1998 dividend reflected the profit on sale of Quiñenco's indirect holding in the cellular operation, STARTEL during 1997. No comparable disposal took place in 1998 resulting in a reduced dividend in 1999.

As explained in the Chairman's Review on page 17, Quiñenco's net profit for 1999 amounted to US$302.4 million and the Group expects to receive a dividend of US$31 million on 10 May 2000.

Net Interest Receivable – Group

	1999 US$m	1998 US$m	%
Interest receivable on escrow account	**9.9**	16.6	*(40)*
Other interest receivable	**4.9**	7.7	*(36)*
Interest payable	**(0.2)**	(0.7)	*71*
Release of discount relating to provisions	**(0.2)**	(0.2)	-
	14.4	23.4	*(39)*

In November 1997, the Group placed US$316 million into escrow to meet its equity contribution to the Los Pelambres project and to provide for any unexpected cost overruns. The balance in escrow was US$234 million at the end of 1998 and US$139 million at the end of 1999. The lower average cash balances in 1999 resulted in lower interest income compared with 1998.

The Group's borrowings during 1999 related mainly to the Los Pelambres and El Tesoro projects. Finance costs relating to these borrowings are capitalised during the period of construction, resulting in the low interest charge in the profit and loss account for the year. Interest payable capitalised amounted to US$39.5 million (1998 - US$14.9 million) and interest receivable capitalised amounted to US$4.2 million (1998 - US$4.6 million).

Exceptional Items

	1999 US$m	1998 US$m
Operating	**(18.6)**	(5.1)
Non-operating	**–**	1.0
	(18.6)	(4.1)

Exceptional items are analysed in more detail in Note 4 to the financial statements. The operating charges in 1999 relate mainly to the write-down of mining assets at Michilla and Tamaya (US$12.0 million) and non-incremental overheads incurred in the course of the Los Pelambres development which are required to be expensed under FRS 15 (US$6.6 million). Exceptional items in 1998 related mainly to the write-down of mining assets and the costs of placing Tamaya on a care and maintenance basis.

Taxation – Group

	1999 US$m	1998 US$m
On profits before exceptional items	**(4.2)**	(4.1)
On exceptional items	**2.8**	0.2
	(1.4)	(3.9)

The tax charge on profit before exceptional items for 1999 represents an effective rate of 14.8% (1998 - 7.3%), compared with the Chilean statutory tax rate of 15%. This lower effective tax rate in 1998 arose mainly because the dividend received from Quiñenco is paid out of its post tax profit and is not subject to further tax on receipt. As explained above, the Quiñenco dividend was significantly higher in 1998, resulting in a lower overall tax charge that year.

Earnings per Share and Dividends

	1999 US$m	1998 US$m	%
Earnings per share	**8.1¢**	29.6¢	*(72)*
Earnings per share before exceptional items	**13.5¢**	30.9¢	*(56)*
Ordinary dividend in pence per share	**8.0p**	7.25p	*10*
Equivalent in cents per share	**12.9¢**	12.0¢	

Earnings per share calculations are based on 193.3 million ordinary shares being the weighted average in issue during 1999 (number of shares in issue during 1998 was 190.2 million). The decrease in earnings per share before and after exceptional items result from the reduction in profit arising from the factors analysed above.

The cost of ordinary dividends paid and proposed was US$25.4 million, compared with US$23.7 million in 1998. The dividend cover, based on earnings per share before exceptional items, was 1.0 times, compared with 2.6 times in 1998.

Acquisition

During the year, the Group acquired a 61% interest in the El Tesoro project from Lanzville Investment Establishment in exchange for the issue of 7 million new ordinary shares. Full details of the acquisition are given in Note 24 to the financial statements.

Cash Flows and Financial Position

The Group cash flow statement is presented on page 37. The movements in funds were significantly affected by the Los Pelambres and El Tesoro developments and the key features may be summarised as follows:

	1999 US$m	1998 US$m
Net (debt)/funds at the beginning of the year	**(125.0)**	355.5
Changes in net debt relating to cash flows:		
Net cash inflow from operating activities	**4.3**	27.9
Capital expenditure and financial investment	**(600.6)**	(576.7)
Contributions from minority interests	**65.5**	64.9
Other items	**(42.3)**	6.6
Exchange and other movements	**(41.4)**	(3.2)
Net debt at the end of the year	**(739.5)**	(125.0)
Analysed as follows:		
Current asset investments and cash at bank	**331.6**	389.4
Long and short term loans	**(1,071.1)**	(514.4)
	(739.5)	(125.0)

Net cash inflow from operating activities was US$4.3 million in 1999 compared with US$27.9 million in 1998. Excluding the effect of movements in working capital items and the effect of expensing non-incremental overheads as part of the Los Pelambres development, net cash inflow would have been US$32.7 million compared with US$35.3 million in 1998, reflecting the effect of slightly lower copper prices in the year. Movements in working capital items in 1999 were significantly affected by the build-up of stocks in advance of the commencement of commercial operations at Los Pelambres.

Capital expenditure was US$600.6 million in 1999 compared with US$576.7 million in 1998. Of this amount, US$573.6 million related to the Los Pelambres and El Tesoro developments. Net interest capitalised relating to these developments in the period amounted to a further US$35.3 million. The Japanese consortia, owning 40% of the Los Pelambres development, contributed US$65.5 million during 1999.

Other items include dividends received from investments, interest receipts and payments, dividends paid and tax payments. These are analysed as in the review of performance above and in the notes to the cash flow statement on pages 62 to 64.

Current asset investments and cash at bank in December 1999 of US$331.6 million include US$139.4 million held in escrow under the Los Pelambres financing agreements and US$72.3 million held in escrow under the El Tesoro financing agreements, to fund equity costs and to cover the costs of any unexpected cost overruns. Long and short-term loans include US$902.8 million under the Los Pelambres financing agreements and US$25.2 million under the El Tesoro financing agreements, together with minority shareholder funding for both developments of US$129.6 million provided by way of subordinated debt.

Treasury Management and Hedging

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only and not for trading purposes. Information on financial instruments including derivatives is given in Note 19 to the financial statements.

Anaconda Chile S.A. manages commodity and treasury operations on behalf of the mining division while the FCAB manages treasury operations on behalf of the transport division. Policies are set by a Risk Management Committee and reviewed by each divisional board. Hedging operations are subject to internal controls including review by an internal treasury audit function.

Exchange

Exchange rates used to translate the results denominated in foreign currencies are given in Note 1(e) to the financial statements. The exchange gain of US$3.9 million results mainly from the translation of peso-denominated net assets at the transport division and sterling-denominated share capital into US dollars.

European Monetary Union

The Group's revenues, costs (including development costs in respect of Los Pelambres and El Tesoro) and borrowings are denominated mainly in US dollars and Chilean pesos. Accordingly, the introduction of the Euro has little effect on any of the Group's businesses.

Year 2000

Since 1997, the Group has pursued a strategy to ensure all significant computer systems and computer controlled plant and equipment would be Year 2000 compliant. As a result, there has been no interruption to operations. Capital and revenue expenditure related to the Group's Year 2000 programme has been recognised as and when incurred. Enhancement and replacement costs of US$0.5 million were capitalised in 1999 (1998 – US$0.3 million) and further costs in respect of rendering existing software compliant of US$0.2 million were charged to the profit and loss. No further significant costs are envisaged.

Report of the Directors

The Directors present their Annual Report, together with the audited financial statements for the year ended 31 December 1999.

Group Activities

The principal activities of the Group are mining, and the transport of freight by rail and road and water distribution. These activities are principally based in Chile.

Results and Dividends

The consolidated profit before tax has decreased from US$60.5 million (£36.4 million) in 1998 to US$13.2 million (£8.1 million) in 1999.

Having paid an interim dividend of 2.25p (1998 - 2.25p), the Directors recommend a final dividend of 5.75p (1998 - 5.0p) per ordinary share payable on 9 June 2000 to shareholders on the Register at the close of business on 12 May 2000, making a total dividend for the year of 8.0p (1998 - 7.25p). After providing for ordinary and preference dividends of US$25.6 million (£15.9 million; 1998 - US$23.8 million; £14.4 million) the retained loss of the Group for the year of US$9.7 million; (£6.2 million; 1998 profit - US$32.5 million; £19.4 million) has been transferred to reserves.

Review of Business, Acquisitions in the Year and Future Developments

The Chairman's Review and the Financial Review outline the performance of the Group's activities during the year and subsequent developments after the year end.

Company Name

At an extraordinary general meeting of the Company held on 17 December 1999, a special resolution was passed to change the Company's name from Antofagasta Holdings P.L.C. to Antofagasta plc. The Registrar of Companies issued a Certificate of Incorporation on Change of Name on the same day.

Directors

The Directors who served during the year are shown facing page 1. No Director has a service contract with the Company which cannot be terminated within 12 months.

Mr P J Adeane and Mr J-P Luksic retire in accordance with the Articles of Association and, being eligible, offer themselves for re-election. Mr P J Adeane is Managing Director and was appointed Director of Antofagasta plc on its formation in 1982. Mr J-P Luksic was appointed Director of Antofagasta plc in 1990. He was appointed Deputy Chairman in April 2000 and is also Chief Executive Officer of the mining division.

Biographical details of the Non-Executive Directors are given below:

C H Bailey is a Chartered Accountant. He is a director of General Oriental Investment Limited, RIT Capital Partners plc, St James Place Capital plc and Atrium Underwriting plc.

G S Menendez is a director of Quiñenco and Banco Latinoamericano de Exportaciones (BLADEX).

V P Radic is a director of Quiñenco and of several Luksic Group companies.

The interests of the persons (including the interests of their families) who were Directors at the end of the year, in the preference and ordinary share capital of the Company are shown on page 29.

Donations

The Group made UK charitable donations of US$67,993 (£41,971) during the year ended 31 December 1999 (1998 – US$96,652; £58,224).

Branches

The Antofagasta Railway Company plc is a subsidiary of Antofagasta plc and has a branch (FCAB) in Chile providing rail freight services. All other operations in Chile are carried out through subsidiary companies.

Creditor Days

The Company does not trade in the United Kingdom. Creditor days for the Group have been calculated at 24 (1998 – 25). Operating companies are responsible for making their suppliers aware of the terms of payment and agreeing such terms with their suppliers. It is Group policy that payments to suppliers are made in accordance with these terms.

Environment

The Group seeks to ensure that its operations and products cause the minimum effect to the environment. Care is taken to limit discharges of environmentally harmful substances and to dispose of waste in a safe manner. Contingency arrangements and plans exist to reduce the risk of and limit the effect of any accidental spillage. Los Pelambres, Michilla and FCAB are fully compliant with all regulations and El Tesoro has received full environmental approvals for its development.

Close Company Status

To the best of the Directors' knowledge and belief, the Company is not a close company within the meaning of the Income and Corporation Taxes Act, 1988 as amended.

Substantial Shareholdings

The Company has been made aware of the following substantial interests in the issued ordinary share capital of the Company:

	%
Genesis Asset Managers	7.82
Capital Research and Management / Capital International	3.36
Société Générale	3.33

Details of shares held by Dolberg Finance Corporation and Lanzville Investment Establishment are given in the *Report on Remuneration and Related Matters on pages 29 and 30.*

Special Business at the Annual General Meeting

Resolution 6 – A special resolution must be obtained to empower the Directors to issue equity securities of the Company for cash other than pro rata to ordinary shareholders. Resolution 6 on the agenda of the Annual General Meeting will extend the existing power until the next Annual General Meeting or, if earlier, 15 months from the passing of the resolution. The extension will permit the Directors to make issues of equity securities for cash either by a rights offer to ordinary shareholders or, up to a maximum of £492,928 (5% of the issued ordinary share capital), in any other way. The proposal is consistent with the guidelines approved by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

The guidelines also indicate that issues of equity securities for cash (other than by way of rights) should not, in any rolling three year period, exceed 7.5% of the issued share capital.

Auditors

A resolution proposing the re-appointment of PricewaterhouseCoopers as auditors of the Company will be put to the Annual General Meeting.

By Order of the Board

For and on behalf of
Jordan Company Secretaries Limited

P. G. [signature]

Secretary
5 May 2000

Corporate Governance

The Board of Directors of Antofagasta plc is committed to sound corporate governance principles in the discharge of its responsibilities in the stewardship of the Company's affairs.

The Board of Directors describes below how it applies the corporate governance principles contained in the Principles of Good Governance and Code of Best Practice issued by the London Stock Exchange ("Combined Code"). The Company complied with the detailed code provisions contained in the Combined Code during 1999 except in relation to the number of independent Non-Executive Directors, their exclusive membership of the Audit and Remuneration committees and the absence of performance-related pay measures.

A) Directors and Board Structure

The Board currently comprises six Directors, who collectively have ultimate responsibility for the conduct of the Group's business. Four of these Directors (two of whom are Non-Executive) are based in Chile where the Group's operations are principally located, and two Directors (one of whom is Non-Executive) are based in the United Kingdom where the Company is incorporated and listed on the London Stock Exchange.

Three of the Directors are Executive Board members. Mr A A Luksic is Chairman of the Board. Mr J-P Luksic was appointed Deputy Chairman in April 2000. He is also Chief Executive Officer of Anaconda Chile S.A., the Group's mining division based in Chile. Mr P J Adeane is Managing Director. The remaining Directors (Mr C H Bailey, Mr V P Radic and Mr G S Menendez) are Non-Executive. As explained below, the Non-Executive Directors are members of the Audit Committee and Remuneration Committee. The recognised independent senior Non-Executive Director is Mr C H Bailey. While the Board does not consider the other Non-Executive Directors to be independent of the majority shareholder, it nevertheless considers that, for the reasons noted below, adequate arrangements are in place to ensure a proper balance in Board composition and decision-making.

As explained on page 67, the majority shareholder of the Company is Dolberg Finance Corporation, a company controlled by the Chairman. In accordance with the requirements of the London Stock Exchange, and in order to ensure that the Company operates independently of the majority shareholder and its associates, the Company entered into a Relationship Agreement on 22 January 1998. This requires, inter alia, that transactions with the majority shareholder or transactions which reflect a conflict of interest for the majority shareholder are at arm's length and approved by the independent Directors, who currently are Mr P J Adeane and Mr C H Bailey.

The Board meets at least twice a year and certain matters are reserved for its consideration. These include the review and approval of the Group's interim and final results and dividend recommendation prior to announcement, the review of internal controls and ensuring that the Group has sufficient resources to continue in operational existence into the foreseeable future. In addition, the board of Anaconda Chile S.A. (mining) and the board of the Antofagasta Railway Company plc (rail and other transport service operations) meet monthly to consider strategic, operational and risk management issues in detail. Additionally, the Directors are supplied with monthly reports and forecasts to ensure that they remain properly briefed about the performance and financial position of the Group throughout the year.

The Board does not consider it appropriate to have a separate nominations committee. Directors are appointed for their knowledge and experience, inter alia, of Latin America, the mining industry, capital markets and the regulatory environment. These factors will be taken into account by the Board of Directors in making any further appointments.

B) Directors' Remuneration

The membership of the Remuneration Committee, a statement of the Company's policy on remuneration and the remuneration details and shareholding interests of each Director are contained in the Report of the Remuneration and Related Matters on pages 29 and 30.

C) Relations with Shareholders

The Directors regularly meet with institutional shareholders and financial analysts both in London and Santiago. Following the announcement of its preliminary results in March 2000, the Company carried out a formal programme of presentations to update institutional shareholders and financial analysts on developments in the Group and in particular the start up of the Los Pelambres mine. The Company's Annual General Meeting is also used as an opportunity to communicate with both institutional and private shareholders and the Board of Directors encourages their attendance.

D) Accountability and Audit

Statement of Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are prudent and reasonable;
- state whether applicable accounting policies have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare financial statements on the going concern basis unless it is inappropriate to presume that the Company will remain in business.

The Directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking any reasonable steps for the prevention and detection of fraud and other irregularities.

Audit Committee

The Audit Committee comprises Mr C H Bailey (Chairman), Mr V P Radic and Mr G S Menendez, all of whom are Non-Executive Directors. It meets twice a year with the external auditors in attendance.

The Audit Committee's purpose is to assist the Board of Directors in meeting the above responsibilities relating to financial reporting and control matters. In particular, it reviews the scope and nature of the audit and issues arising therefrom, as well as the reappointment of the external auditors. It also reviews the financial statements and Directors' statements on internal control and going concern prior to endorsement by the Board.

Internal Controls

The Directors are reviewing the Group's internal control systems in the light of the Combined Code provision D.2.1. and the guidance for Directors published in 1999 by the Turnbull Committee. In the meantime, as allowed by the Stock Exchange, the Board continues to report only on the review of internal financial control and its readiness to implement the Turnbull Guidance.

The Directors are responsible for the Group's system of internal financial controls. These controls are established in order to safeguard the Group's assets, maintain proper accounting records and ensure that financial information used within the business or published is reliable. Such a system can only provide reasonable and not absolute assurance against material misstatement or loss. The Group's internal financial controls and monitoring procedures include:

- clearly defined organisation, responsibilities and limits of authority;
- the preparation of forecasts and budgets which allow management to monitor the key business activities and risks;
- the review of monthly management information; and
- an assessment of the principal financial controls across the Group which complements the existing external audit procedures. The evaluation of this risk forms an integral part of this assessment.

The Board of Directors has reviewed the effectiveness of the system of internal financial controls for the period covered by the financial statements.

The Board is establishing procedures necessary for the implementation of the requirements of the Combined Code relating to internal control as reflected in the September 1999 guidance "Internal Control: Guidance for Directors on the Combined Code" (The Turnbull Guidance). The Group has carried out an initial assessment of embedded risk control procedures in its major operating units. It is developing a regular system of review to ensure that significant risks are controlled by the Board as well as by each operating unit.

Going Concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to adopt the going concern basis in preparing the financial statements. In forming this opinion, the Directors have taken into account in particular the sound financial position of the Group at 31 December 1999, the current copper price and market expectations in the medium-term, the Group's borrowing facilities in place, and the successful commissioning of the Los Pelambres mine which is discussed in more detail on pages 6 and 7.

Report on Remuneration and Related Matters

This Report follows the publication of the Principles of Good Governance and Code of Best Practice ("the Combined Code") issued by the London Stock Exchange in June 1998, in respect of accounting periods ending on or after 31 December 1998. During the year under review, the Company complied with the detailed code provisions set out in Section B of the Combined Code except as noted on page 26 and sets out below the matters required for disclosure.

Membership of the Remuneration Committee and Principal Terms of Reference

The Remuneration Committee comprises Mr C H Bailey (Chairman), Mr V P Radic and Mr G S Menendez, all of whom are Non-Executive Directors. As explained in the Corporate Governance Statement, Mr C H Bailey is considered by the Board to be an independent Non-Executive Director. The Remuneration Committee is responsible for setting remuneration policy and reviewing the remuneration of the Executive Directors.

Company Policy on Executive Directors' Remuneration

The Company's policy is to ensure that the Executive Directors are fairly rewarded. Corporate and individual performance is taken into account in setting pay levels for Executive Directors, but the Board does not consider it currently appropriate to structure remuneration directly to performance-related measures.

Service Contracts

No service contracts have been entered into with Directors of the Company which cannot be terminated within 12 months.

Annual Bonus

There is no scheme to pay bonuses to any Directors of the Company.

Share Options

No arrangements exist either to enable Directors to acquire benefits through the acquisition of shares in the Company or any of its subsidiary undertakings or to benefit through profit-related pay or share option schemes.

Directors' Interests

The Directors' beneficial interests, including family interests, in the shares of the Company at the beginning and end of the year were as follows:

	5p Ordinary shares		5% Cumulative £1 Preference shares	
	31 December 1999	1 January 1999	**31 December 1999**	1 January 1999
Dolberg Finance Corporation	**100,000,000**	100,000,000	**1,882,396**	1,882,396
Lanzville Investment Establishment	**26,484,908**	19,484,908	**–**	–
A A Luksic	**322,388**	312,388	**–**	–
P J Adeane	**20,000**	10,000	**–**	–
C H Bailey	**10,000**	10,000	**–**	–

Between 31 December 1999 and the date of this report Lanzville Investment Establishment purchased a further 150,000 ordinary shares.

In 1998, the independent shareholders of the Company approved the acquisition of a majority equity interest in the El Tesoro project, subject to the fulfilment of a number of conditions including project financing. These conditions were fulfilled on 22 July 1999 and the acquisition was satisfied by the issue of 7 million ordinary shares to Lanzville Investment Establishment (a company controlled by the Chairman) on 19 November 1999. Except as set out on page 29, the remaining Directors had no beneficial interest in the shares of the Company during the year. Except as disclosed in Note 25 to the financial statements, no Director had any material interest in any other contract with the Company or its subsidiary undertakings during the year other than in the ordinary course of business.

Mr A A Luksic together with his family and other interests own the ultimate holding company Dolberg Finance Corporation and Lanzville Investment Establishment.

Remuneration

The remuneration of the Chairman and all Directors in the year is detailed below. Certain emoluments of the Chairman are paid to Kimpton S.A. for the provision of his services. Only one Director of the Company in the United Kingdom receives pension contributions. Directors in Chile do not receive pension contributions. The remuneration of the Non-Executive Directors is determined by the Board.

Directors' Emoluments

	Base salary and fees		Benefits		Pension		Total emoluments including pensions	
	1999 £000	1998 £000	1999 £000	1998 £000	1999 £000	1998 £000	1999 £000	1998 £000
Chairman and Executive Directors								
Kimpton S.A.	338	322	–	–	–	–	338	322
A A Luksic	148	144	–	–	–	–	148	144
P J Adeane	144	137	16	18	10	10	170	165
J-P Luksic	144	137	–	–	–	–	144	137
Non-Executive Directors								
C H Bailey	20	15	–	–	–	–	20	15
M A Cariola *	–	10	–	–	–	–	–	10
G S Menendez	26	22	–	–	–	–	26	22
V P Radic	203	196	–	–	–	–	203	196
	1,023	993	16	18	10	10	1,049	1,011

* Mr M A Cariola resigned from the Board during 1998.

Auditors' Report to the Members of Antofagasta plc

We have audited the financial statements on pages 32 to 67 which have been prepared under the historical cost convention (as modified by the revaluation of certain fixed assets) and the accounting policies set out on pages 38 to 42.

Respective Responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report. As described on page 27, this includes responsibility for preparing the financial statements, in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the statement on page 26 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the London Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 1999 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London, 5 May 2000

Consolidated Profit and Loss Account – US Dollars

For the year ended 31 December 1999

	Notes	1999 Before exceptional items US$m	1999 Exceptional items Note 4 US$m	1999 Total US$m	1998 Before exceptional items US$m	1998 Exceptional items Note 4 US$m	1998 Total US$m
Turnover	*2*	145.5	-	145.5	184.9	-	184.9
Operating profit/(loss)	*3*	10.0	(18.6)	(8.6)	14.6	(5.1)	9.5
Share of operating profit in associates		1.7	-	1.7	2.8	-	2.8
Profit on disposal of fixed assets		-	-	-	-	1.0	1.0
Income from other fixed asset investments		5.4	-	5.4	23.6	-	23.6
Net interest receivable							
Group	*5*	14.4	-	14.4	23.4	-	23.4
Associates		0.3	-	0.3	0.2	-	0.2
Profit on ordinary activities before tax	*2*	31.8	(18.6)	13.2	64.6	(4.1)	60.5
Tax							
Group	*7*	(4.2)	2.8	(1.4)	(4.1)	0.2	(3.9)
Associates	*7*	(0.5)	-	(0.5)	(0.6)	-	(0.6)
Profit on ordinary activities after tax		27.1	(15.8)	11.3	59.9	(3.9)	56.0
Minority interests – equity		(0.9)	5.5	4.6	(1.0)	1.3	0.3
Profit for the financial year		26.2	(10.3)	15.9	58.9	(2.6)	56.3
Dividends:							
Preference – non equity	*8*	(0.2)	-	(0.2)	(0.1)	-	(0.1)
Ordinary – equity	*8*	(25.4)	-	(25.4)	(23.7)	-	(23.7)
Retained (loss)/profit		(0.6)	(10.3)	(9.7)	35.1	(2.6)	32.5
Earnings per share	*10*			8.1¢			29.6¢
Earnings per share before exceptional items	*10*	13.5¢			30.9¢		

No dilutive potential ordinary shares were in issue.

The movements in reserves for the year are analysed in Note 9. All operations were continuing in the year. There were no operations discontinued during either year.

The Notes on pages 38 to 67 form part of these financial statements.

[Consolidated Profit and Loss Account – Sterling]

For the year ended 31 December 1999

		1999			Restated 1998		
		Before exceptional items	Exceptional items Note 4	Total	Before exceptional items	Exceptional items Note 4	Total
	Notes	£m	£m	£m	£m	£m	£m
Turnover	*2*	89.8	–	89.8	111.4	–	111.4
Operating profit/(loss)	*3*	6.2	(11.5)	(5.3)	8.8	(3.1)	5.7
Share of operating profit in associates		1.0	–	1.0	1.7	–	1.7
Profit on disposal of fixed assets		–	–	–	–	0.6	0.6
Income from other fixed asset investments		3.3	–	3.3	14.2	–	14.2
Net interest receivable							
Group	*5*	8.9	–	8.9	14.1	–	14.1
Associates		0.2	–	0.2	0.1	–	0.1
Profit on ordinary activities before tax	*2*	19.6	(11.5)	8.1	38.9	(2.5)	36.4
Tax							
Group	*7*	(2.7)	1.8	(0.9)	(2.4)	0.1	(2.3)
Associates	*7*	(0.3)	–	(0.3)	(0.4)	–	(0.4)
Profit on ordinary activities after tax		16.6	(9.7)	6.9	36.1	(2.4)	33.7
Minority interests – equity		(0.6)	3.4	2.8	(0.7)	0.8	0.1
Profit for the financial year		16.0	(6.3)	9.7	35.4	(1.6)	33.8
Dividends:							
Preference – non equity	*8*	(0.1)	–	(0.1)	(0.1)	–	(0.1)
Ordinary – equity	*8*	(15.8)	–	(15.8)	(14.3)	–	(14.3)
Retained profit/(loss)		0.1	(6.3)	(6.2)	21.0	(1.6)	19.4
Earnings per share	*10*			5.0p			17.8p
Earnings per share before exceptional items	*10*	8.2p			18.6p		
Dividend per share	*8*			8.0p			7.25p

No dilutive potential ordinary shares were in issue.

The movements in reserves for the year are analysed in Note 9. All operations were continuing in the year. There were no operations discontinued during either year.

The Notes on pages 38 to 67 form part of these financial statements.

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 1999

	Notes	1999 US$m	1998 US$m	1999 £m	Restated 1998 £m
Profit for the financial year		**15.9**	56.3	**9.7**	33.8
Exchange	*1(e)*	**3.9**	(5.2)	**8.5**	(4.4)
Total gains and losses recognised during the year		**19.8**	51.1	**18.2**	29.4
Prior year adjustment	*1(b)*			**(5.0)**	
Total gains and losses recognised since last annual report				**13.2**	

The share of associates' exchange and inflation included above amounted to less than US$0.1 million (£0.1 million) in both 1998 and 1999.

Note of Historical Cost Profit and Losses

The result as disclosed in the consolidated profit and loss account on pages 32 and 33, and for the Parent Company as disclosed in Note 9, are not materially different from the results as calculated on an unmodified historical cost basis.

Consolidated Balance Sheet

For the year ended 31 December 1999

		US Dollars		Sterling	
					Restated
		1999	1998	1999	1998
	Notes	US$m	US$m	£m	£m
Fixed assets					
Tangible fixed assets	*11*	**1,635.8**	950.8	**1,016.6**	575.1
Investments in associates	*13*	**20.6**	20.4	**13.2**	13.1
Other investments	*14*	**185.8**	185.8	**108.3**	108.3
		1,842.2	1,157.0	**1,138.1**	696.5
Current assets					
Stocks	*15*	**32.4**	11.5	**20.1**	6.9
Debtors	*16*	**76.1**	108.3	**47.3**	65.3
Current asset investments	*19(a)*	**328.4**	385.2	**204.0**	232.1
Cash at bank and in hand	*19(a)*	**3.2**	4.2	**2.0**	2.5
		440.1	509.2	**273.4**	306.8
Creditors – amounts falling due within one year					
Trade and other creditors	*17*	**(79.0)**	(101.7)	**(49.2)**	(61.5)
Loans	*18*	**(64.8)**	(3.3)	**(40.1)**	(2.0)
Dividends	*8*	**(18.3)**	(17.3)	**(11.3)**	(10.4)
		(162.1)	(122.3)	**(100.6)**	(73.9)
Net current assets		**278.0**	386.9	**172.8**	232.9
Total assets less current liabilities		**2,120.2**	1,543.9	**1,310.9**	929.4
Creditors – amounts falling due after more than one year					
Loans	*18*	**(1,006.3)**	(511.1)	**(625.0)**	(307.9)
Provisions for liabilities and charges	*20*	**(10.3)**	(9.5)	**(6.4)**	(5.7)
		1,103.6	1,023.3	**679.5**	615.8
Capital and reserves					
Called up share capital					
Preference shares – non-equity	*21*	**3.2**	3.3	**2.0**	2.0
Ordinary shares – equity	*21*	**15.9**	15.8	**9.9**	9.5
		19.1	19.1	**11.9**	11.5
Reserves – equity					
Share premium account	*9*	**272.8**	243.4	**169.4**	146.6
Revaluation reserve	*9*	**17.2**	17.2	**11.9**	11.9
Profit and loss account	*9*	**578.2**	584.0	**351.9**	349.6
Shareholders' funds (including non-equity interests)	*22*	**887.3**	863.7	**545.1**	519.6
Minority interests – equity		**216.3**	159.6	**134.4**	96.2
		1,103.6	1,023.3	**679.5**	615.8

Approved by the Board on 5 May 2000.

A A Luksic
Directors
P J Adeane

The Notes on pages 38 to 67 form part of these financial statements.

Parent Company Balance Sheet

At 31 December 1999

		US Dollars		Sterling	
		1999	1998	**1999**	1998
	Notes	**US$m**	US$m	**£m**	£m
Fixed assets					
Investments in subsidiaries	*12*	**512.4**	381.8	**316.6**	229.8
Other investments	*14*	**5.4**	5.4	**2.8**	2.8
		517.8	387.2	**319.4**	232.6
Current assets					
Debtors	*16*	**1.3**	3.4	**0.8**	2.0
Time deposits		**144.4**	235.3	**89.7**	141.8
		145.7	238.7	**90.5**	143.8
Creditors – amounts falling due within one year					
Amounts owed to group undertakings		**(237.0)**	(212.5)	**(147.2)**	(128.0)
Dividends	*8*	**(18.3)**	(17.2)	**(11.3)**	(10.4)
		(255.3)	(229.7)	**(158.5)**	(138.4)
Net current (liabilities)/assets		**(109.6)**	9.0	**(68.0)**	5.4
Total assets less current liabilities		**408.2**	396.2	**251.4**	238.0
Capital and reserves					
Called up share capital					
Preference shares – non-equity	*21*	**3.2**	3.3	**2.0**	2.0
Ordinary shares – equity	*21*	**15.9**	15.8	**9.9**	9.5
		19.1	19.1	**11.9**	11.5
Reserves – equity					
Share premium account	*9*	**272.8**	243.4	**169.4**	146.6
Profit and loss account	*9*	**116.3**	133.7	**70.1**	79.9
Shareholders' funds (including non-equity interests)	*22*	**408.2**	396.2	**251.4**	238.0

Approved by the Board on 5 May 2000.

A A Luksic
P J Adeane
Directors

The Notes on pages 38 to 67 form part of these financial statements.

Consolidated Cash Flow Statement
For the year ended 31 December 1999

		US Dollars		Sterling	
		1999	1998	1999	1998
	Notes	US$m	US$m	£m	£m
Net cash inflow from operating activities	*23(a)*	4.3	27.9	2.8	16.9
Dividends received from associates		1.3	1.7	0.8	1.0
Returns on investment and servicing of finance	*23(b)*	(14.8)	31.5	(9.1)	18.9
Taxation – overseas tax paid		(4.5)	(0.8)	(2.8)	(0.5)
Capital expenditure and financial investment	*23(b)*	(600.6)	(576.7)	(370.6)	(347.4)
Acquisitions and disposals	*23(b)*	-	(4.0)	-	(2.4)
Equity dividends paid		(24.3)	(21.8)	(14.8)	(13.3)
Cash outflow before management of liquid resources and financing		(638.6)	(542.2)	(393.7)	(326.8)
Management of liquid resources – net decrease in time deposits	*23(c)*	55.4	40.0	34.2	24.0
Net cash inflow from financing	*23(b)*	582.7	504.3	359.7	303.8
Net cash (outflow)/inflow in the year	*23(c)*	(0.5)	2.1	0.2	1.0

Reconciliation of Net Cash Flow to Movement in Net Debt
(Note 23(c))

		US Dollars		Sterling	
		1999	1998	1999	1998
	Notes	US$m	US$m	£m	£m
Net cash (outflow)/inflow in the year		(0.5)	2.1	0.2	1.0
Cash inflow from increase in debt		(517.2)	(439.4)	(319.3)	(264.7)
Cash inflow from decrease in liquid resources		(55.4)	(40.0)	(34.2)	(24.0)
Change in net debt resulting from cash flows		(573.1)	(477.3)	(353.3)	(287.7)
Acquisition		(6.4)	-	(3.9)	-
Reclassification	*18(a)*	(26.6)	-	(16.0)	-
Interest accrued on long-term balances		(4.6)	-	(2.8)	-
Exchange		(3.8)	(3.2)	(7.8)	(3.2)
Movement in net debt in the year		(614.5)	(480.5)	(383.8)	(290.9)
Net (debt)/funds at 1 January		(125.0)	355.5	(75.3)	215.6
Net debt at 31 December		(739.5)	(125.0)	(459.1)	(75.3)

1 ACCOUNTING POLICIES

a) Basis of accounting

The financial statements are prepared under the historical cost convention as modified by the revaluation of certain fixed assets (as described in Note 11) and by certain inflation adjustments in Chile (as described in 1(f)), and in accordance with applicable accounting standards.

The Group's operations, cash balances and borrowings are substantially US dollar-based. To reflect this, these financial statements have been additionally reported in US dollars on a basis consistent with the sterling-denominated results. Share capital remains denominated in sterling and dividends continue to be declared and paid in sterling. For the purposes of reporting in US dollars only, share capital, share premium and dividends declared are translated at the period-end rate of exchange.

b) Changes of accounting policies and application of new accounting standards

(i) These financial statements reflect the implementation of FRS 12, "Provisions, Contingent Liabilities and Contingent Assets". FRS 12 requires provision to be made for all obligations that arise in the course of an entity's operations. Previously, the Group accounted for costs relating to the eventual closure of its mining operations and severance indemnities payable in Chile on termination of employment when such costs were paid. The effect of implementing FRS 12 on previously reported comparatives is as follows:

	Profit for the financial period £m	31 December 1998 Shareholders' funds £m
As previously reported	34.2	524.6
Effect of restatement	(0.4)	(5.0)
As restated	33.8	519.6

(ii) These financial statements reflect the implementation of FRS 13, "Derivatives and other Financial Instruments". FRS 13 requires additional disclosures relating to such instruments to be referred to in the notes to the financial statements but has no effect on shareholders' funds or profit for the 1998 or 1999 financial years.

(iii) These financial statements also reflect the adoption of FRS 15, "Tangible Fixed Assets".

a) In respect of initial measurement of the cost of a fixed asset, FRS 15 requires that only those costs (which may include finance costs) directly attributable to bringing an asset into working condition should be capitalised. Non-incremental overheads incurred in the course of the Los Pelambres mining development in 1999 have been treated as indirect costs and, accordingly have been expensed and are disclosed in Note 4 as an exceptional charge to operating profits. The adoption of FRS 15 in this respect did not have any effect on shareholders' funds or results for 1998.

1 ACCOUNTING POLICIES (continued)

b) FRS 15 also permits but does not require the regular revaluation of fixed assets. As permitted under the transitional arrangements of FRS 15, the Group has elected to retain the book amounts of previously revalued railway track and freehold land without adopting a policy of revaluation going forward. Details of the previous revaluation are given in Note 11.

c) Group financial statements and basis of consolidation

The financial statements of the Group incorporate the consolidated assets, liabilities and results of the Company and its subsidiary undertakings ("subsidiaries"). The results of subsidiaries acquired or disposed of are included in the financial statements from the effective date of acquisition or up to the effective date of disposal.

d) Goodwill

Purchased goodwill is the difference between the cost of an acquisition and the aggregate fair values of the identifiable assets and liabilities acquired. Purchased goodwill is capitalised in the balance sheet at cost and amortised through the profit and loss account on a straight line basis over its useful economic life. The gain or loss on subsequent disposal will include any attributable goodwill. Internally generated goodwill is not capitalised.

Prior to 1998, purchased goodwill was eliminated against the profit and loss reserve and negative goodwill was credited to a separate capital reserve account. As permitted under the transitional arrangements of FRS 10 "Goodwill and Intangible Assets" adopted in the 1998 financial statements, such amounts previously written off or credited to reserves have not been reinstated as an asset, but will be charged or credited to the profit and loss account on disposal of the business to which they relate.

e) Currency translation

With the exception of fixed assets denominated in Chilean Pesos which are translated at the rates ruling in the year of purchase, assets and liabilities denominated in foreign currencies are translated into sterling at the year end rates of exchange. The results for the year denominated in foreign currencies are translated into sterling at the average rate for the year.

Year end rates	Average rates
1999: CH$858 = £1 = US$1.61	**1999: CH$824 = £1 = US$1.62**
1998: CH$787 = £1 = US$1.66	1998: CH$763 = £1 = US$1.66

Exchange gains or losses principally arising from the translation of branch and subsidiary balances, hedging overseas investments, and the restatement of results at the average rate are taken directly to reserves.

f) Inflation adjustments in Chile

As from 1 January 1975 the Chilean Government introduced a method of accounting for inflation known as Monetary Correction, which restates Peso denominated non-monetary assets and liabilities, profit and loss items and initial capital to take account of changes in the Chilean cost of living index from the date of any transaction to 30 November each year. Except as noted below, this Monetary Correction is reversed in preparing the consolidated accounts:

1 ACCOUNTING POLICIES (continued)

(i) Stocks: the amount of the inflation adjustment is taken direct to reserves and released to operating profit as the stocks are consumed.

(ii) Fixed assets: the amount of the inflation adjustment on additions in the year is taken direct to reserves.

The majority of stocks and fixed assets are purchased in US dollars. The above policy attempts to match the effect of Chilean inflation on these assets with the impact of the devaluation of the Chilean Peso, which is also reflected through reserves.

g) Fixed assets and depreciation

Fixed assets are stated at cost or, where previously revalued prior to the implementation of FRS 15, "Tangible Fixed Assets", at the revalued book amount as permitted under the transitional provisions of FRS 15. In determining cost, only costs directly attributable to bringing a fixed asset into working condition are capitalised. Such costs include net financing costs and the costs associated with a start-up or commissioning period until commercial levels of production have been achieved. Non-incremental costs, including overhead costs incurred during a start-up period, are expensed.

Depreciation is provided on the following bases:

(i) Mining assets: Depreciation is provided in proportion to the volume of ore extracted in the year compared with the total estimated reserves over the mine life or useful life of specific assets if shorter.

(ii) Forestry: Depreciation is provided on timber to the extent that its value is depleted by cutting in excess of sustained growth. Forestry assets are included as part of freehold land.

(iii) Other fixed assets: Depreciation is provided to write down the carrying value of other fixed assets to their estimated residual value in equal instalments at the following rates based on their estimated useful lives:

Freehold land and earthworks (other than forestry assets)	0%
Freehold buildings	2%
Permanent way and works	3%
Main water pipe lines	3%
Locomotives, rolling stock and machinery	5%
Furniture and fittings	10%
Motor vehicles	20%

Depreciation is charged at half the annual rate for the year an asset is placed in service and no depreciation is charged in the year of disposal. Depreciation is not provided on assets in the course of construction.

h) Associates

Associated undertakings ("associates") are accounted for under the equity method. The consolidated profit and loss account and statement of total recognised gains and losses include the Group's share of its associates' results and other recognised gains and losses respectively. The consolidated balance sheet includes the Group's share of the net assets of its associates, as adjusted for fair values on acquisition.

1 ACCOUNTING POLICIES (continued)

i) Other investments

Other investments are stated at cost unless, in the opinion of the Directors, there has been a permanent reduction in value. Where an investment has ceased to be an investment in an associate, it is reclassified to other investments and stated at the carrying amount as at the date of reclassification. Income from investments is recognised on a dividends received basis.

j) Turnover

Turnover represents the value of goods and services supplied during the year.

k) Stocks

Stocks in Chile are included at cost plus the inflation adjustment noted in (f), or at net realisable value if lower. The replacement cost of stocks is not considered to be materially in excess of book value.

l) Pensions

In the United Kingdom the Company operates a defined contribution funded scheme. In Chile, pension law requires contributions to be made to a private pension scheme for employees and no Group scheme is therefore in existence. Pension costs are charged to the profit and loss account in accordance with the contributions payable in the year. The Group does not provide any other post-retirement benefits.

m) Provisions for severance indemnities

Full provision is made for all severance indemnities which are payable on termination of employment or on the eventual closure of an operation with a finite life.

n) Provisions for site rehabilitation

Provision is made for site rehabilitation in the accounting period when the related environmental disturbance occurs, based on the net present value of estimated future costs. The release or "unwinding" of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

o) Deferred taxation

Deferred taxation is calculated under the liability method and is only provided where a liability is anticipated to crystallise within the foreseeable future.

p) Cash and net liquid resources

Cash at bank and in hand includes amounts held in current accounts and demand deposits. For the purposes of the cash flow statement, liquid resources include cash on deposit maturing within twelve months.

q) Finance leases

Tangible fixed assets acquired under finance leases are included in the balance sheet at their equivalent capital value and depreciated over their useful lives. The corresponding liabilities are recorded as a loan creditor and the interest element of the finance lease rentals is charged to the profit and loss account.

1 ACCOUNTING POLICIES (continued)

r) Derivative financial instruments

The Group uses derivative instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only.

(i) Commodity instruments: each hedging instrument is allocated against future production at the time of entering into the hedging instrument. All gains and losses on hedging instruments are included in turnover when designated production is sold. Premiums paid for individual options used to hedge future production are recognised as a deduction from turnover when the designated production is sold. If the option lapses or is exercised and immediately settled, the premium paid is recognised as an expense on the option expiry date.

(ii) Financial instruments: interest rate swap agreements are used to fix or limit variations in interest rates on borrowings. The differential payments made under such swaps are recognised by an adjustment to interest payable. Forward exchange contracts are used to hedge transaction exposures. These instruments are revalued at the balance sheet date with net unrealised losses and gains included in other debtors and other creditors and allocated against the underlying transaction when the hedged transaction occurs. Gains and losses arising from instruments in respect of construction projects have been capitalised.

2 SEGMENTAL INFORMATION

a) Turnover by geographical destination

	US Dollars		Sterling	
	Year to 31 December 1999 US$m	Year to 31 December 1998 US$m	**Year to 31 December 1999 £m**	Year to 31 December 1998 £m
UK	**7.9**	18.0	**4.9**	10.9
Rest of Europe	**41.3**	33.1	**25.5**	19.9
Chile	**45.7**	53.3	**28.3**	32.1
Rest of Latin America	**33.2**	32.1	**20.5**	19.3
North America	**2.8**	23.8	**1.7**	14.4
Asia Pacific/Other	**14.6**	24.6	**8.9**	14.8
	145.5	184.9	**89.8**	111.4

2 SEGMENTAL INFORMATION (continued)

b) Class of business and geographical location

Operations are based in Chile, except where stated below. Turnover, profit before tax and net assets can be analysed as follows:

	Turnover US$m	Profit before tax US$m	1999 Net assets US$m	Turnover US$m	Profit before tax US$m	1998 Net assets US$m
Mining	93.6	(9.2)	811.1	130.1	(5.4)	723.7
Transport services	51.9	19.2	97.0	54.8	20.0	106.9
Turnover and operating profit excluding exceptional items	145.5	10.0	908.1	184.9	14.6	830.6
Associates:						
- Rail services (Bolivia)		1.7	20.6		2.8	20.4
Other fixed asset investments		5.4	185.8		23.6	185.8
Net interest receivable		14.7	-		23.6	-
Profit before tax excluding exceptional items		31.8	1,114.5		64.6	1,036.8
Exceptional items (see Note 4)		(18.6)	-		(4.1)	
Unallocated net liabilities		-	(10.9)		-	(13.5)
		13.2	1,103.6		60.5	1,023.3

	Turnover £m	Profit before tax £m	1999 Net Assets £m	Turnover £m	Profit before tax £m	Restated 1998 Net Assets £m
Mining	57.8	(5.6)	503.8	78.4	(3.2)	436.0
Transport services	32.0	11.8	60.8	33.0	12.0	66.6
Turnover and operating profit excluding exceptional items	89.8	6.2	564.6	111.4	8.8	502.6
Associates:						
- Rail services (Bolivia)		1.0	13.2		1.7	13.1
Other fixed asset investments		3.3	108.3		14.2	108.3
Net interest receivable		9.1	-		14.2	-
Profit before tax excluding exceptional items		19.6	686.1		38.9	624.0
Exceptional items (see Note 4)		(11.5)	-		(2.5)	-
Unallocated net liabilities		-	(6.6)		-	(8.2)
		8.1	679.5		36.4	615.8

3 OPERATING (LOSS)/PROFIT

	US Dollars		Sterling	
				Restated
	1999 US$m	1998 US$m	**1999 £m**	1998 £m
Turnover	**145.5**	184.9	**89.8**	111.4
Cost of sales	**(95.2)**	(121.5)	**(58.8)**	(73.6)
Gross profit	**50.3**	63.4	**31.0**	37.8
Exceptional items	**(18.6)**	(5.1)	**(11.5)**	(3.1)
Administrative expenses	**(39.8)**	(49.3)	**(24.5)**	(29.7)
Severance charges	**(1.1)**	(1.0)	**(0.7)**	(0.2)
Other net operating income	**0.6**	1.5	**0.4**	0.9
Operating (loss)/profit	**(8.6)**	9.5	**(5.3)**	5.7

The amounts above include US$12.0 million (£7.4 million; 1998 - US$5.1 million; £3.1 million) in respect of cost of sales and US$6.6 million (£4.1 million; 1998 - nil) in respect of administrative expenses which have been treated as exceptional.

4 EXCEPTIONAL ITEMS

	US Dollars		Sterling	
	1999 US$m	1998 US$m	**1999 £m**	1998 £m
Operating				
a) Provision for write down of mining assets and costs of temporary closure	**(12.0)**	(5.1)	**(7.4)**	(3.1)
b) Non-incremental overhead costs incurred in the course of mining development	**(6.6)**	-	**(4.1)**	-
Non-operating				
c) Profit on sale of land by Railway	**-**	1.0	**-**	0.6
	(18.6)	(4.1)	**(11.5)**	(2.5)
Tax effect	**2.8**	0.2	**1.8**	0.1
Minority interest effect	**5.5**	1.3	**3.4**	0.8
	(10.3)	(2.6)	**(6.3)**	(1.6)

a) As a part of the development of a new mine plan at Michilla, certain fixed assets that will no longer be used were written down and development costs written off amounting to US$9.0 million (£5.6 million; 1998 - US$1.8 million; £1.1 million).

In addition, development costs of US$3.0 million (£1.8 million) have been written off in respect of the Tamaya mine. In 1998 operations at Tamaya were placed on a care and maintenance basis, fixed assets amounting to US$2.3 million (£1.4 million) were written down and costs of temporary closure amounted to US$1.0 million (£0.6 million).

b) The Group has adopted the new accounting standard FRS15, "Tangible Fixed Assets". FRS15 requires inter alia that only those costs directly attributable to bringing an asset into working condition should be capitalised. Non-incremental overheads (principally general and administrative costs during the start up period) amounting to US$6.6 million (£4.1 million) incurred in the course of the Los Pelambres project have accordingly been expensed.

c) In February 1998, the Railway sold land in Antofagasta, Chile resulting in a net profit of US$1.0 million (£0.6 million).

5 PROFIT ON ORDINARY ACTIVITIES BEFORE TAX

	US Dollars		Sterling	
				Restated
	1999 US$m	1998 US$m	1999 £m	1998 £m
Profit on ordinary activities before tax *is stated after crediting/(charging):*				
Interest receivable	14.8	24.3	9.3	14.7
Interest payable:				
- loans wholly repayable within 5 years	(0.2)	(0.7)	(0.2)	(0.4)
- *release of discount relating to provisions*	(0.2)	(0.2)	(0.2)	(0.2)
Net interest receivable	14.4	23.4	8.9	14.1
Depreciation	(22.4)	(20.1)	(13.9)	(12.1)
Auditors' remuneration - Group - audit	(0.5)	(0.5)	(0.3)	(0.3)
- Company - audit	(0.2)	(0.2)	(0.1)	(0.1)
Wages and salaries	(47.4)	(37.0)	(29.2)	(22.3)
Social security costs	(0.5)	(0.3)	(0.3)	(0.2)

The average number of employees by location and class of business during the year was:

	1999 Number	1998 Number
Chile		
- Mining	1,263	1,129
- *Transport services*	668	610
	1,931	1,739
United Kingdom		
- Administration	4	4
Total	1,935	1,743

6 DIRECTORS' EMOLUMENTS

	US Dollars		Sterling	
	1999 US$m	1998 US$m	1999 £m	1998 £m
Fees	1.1	1.1	0.7	0.7
Salaries and other emoluments	0.6	0.6	0.3	0.3
	1.7	1.7	1.0	1.0

The total Directors' remuneration, excluding pension contributions, includes an amount of US$547,184 (£337,768; 1998 - US$533,995; £321,684) paid to Kimpton S.A. for providing the services of the Chairman, who was also the highest paid Director. In addition the Chairman received emoluments of US$239,161 (£147,630; 1998 - US$238,648; £143,764). The remuneration of the highest paid Director, excluding pension contributions, based in the United Kingdom comprised salary and benefits for the year of US$275,790 (£170,241; 1998 - US$271,596; £165,419).

Further details of the remuneration of the Directors are given in the report of the Remuneration Committee on page 30.

7 TAX ON PROFIT ON ORDINARY ACTIVITIES

The Company and all its subsidiaries are resident outside the United Kingdom and accordingly the Group is not liable to United Kingdom Corporation Tax. The Group is liable to Chilean taxes on undistributed profits arising in Chile at the rate of 15% (1998 - 15%), with further tax of 20% payable on profits distributed outside Chile. Tax is accounted for in respect of distributions to the extent they will occur in the foreseeable future.

There were no other timing differences which are expected to crystallise in the foreseeable future.

Additionally, as explained in Note 11, tax of US$2.9 million (£1.8 million) would be payable should revalued fixed assets be sold at their revalued amount.

8 DIVIDENDS

	1999 Pence per ordinary share	**1999 US$m**	**1999 £m**	1998 Pence per ordinary share	1998 US$m	1998 £m
Ordinary dividends – equity						
Interim paid 3 December 1999	**2.25**	**7.1**	**4.4**	2.25	6.0	4.4
Proposed final payable 9 June 2000	**5.75**	**18.3**	**11.4**	5.00	17.7	9.9
	8.00	**25.4**	**15.8**	7.25	23.7	14.3
Preference dividends – non equity		**0.2**	**0.1**		0.1	0.1

9 RESERVES

	Notes	**Share premium account US$m**	**Revaluation reserve US$m**	**Profit and loss account US$m**	**Total US$m**
1 January 1999		243.4	17.2	584.0	844.6
Share premium on issue of ordinary shares		37.0	-	-	37.0
Retained profit		-	-	(9.7)	(9.7)
Exchange	*1(e)*	(7.6)	-	3.9	(3.7)
31 December 1999		**272.8**	**17.2**	**578.2**	**868.2**

	Notes	**Share premium account £m**	**Revaluation reserve £m**	**Profit and loss account £m**	**Total £m**
1 January 1999 (restated)		146.6	11.9	349.6	508.1
Share premium on issue of ordinary shares		22.8	-	-	22.8
Retained profit		-	-	(6.2)	(6.2)
Exchange	*1(e)*	-	-	8.5	8.5
31 December 1999		**169.4**	**11.9**	**351.9**	**533.2**

9 RESERVES (continued)

Under the transitional arrangements permitted by FRS 10, "Goodwill and Intangible Assets", purchased goodwill eliminated against and negative goodwill credited to the profit and loss account prior to implementation of that standard in 1998 have not been reinstated, but will be charged or credited to the profit and loss account on disposal of the business to which such goodwill relates. The cumulative amount of positive and negative goodwill written off, net of such goodwill which has been written back in respect of subsidiaries disposed of prior to 31 December 1999, is £5.0 million (1997 - £5.0 million).

	US Dollars			Sterling		
	Share premium account US$m	Profit and loss account US$m	Total US$m	Share premium account £m	Profit and loss account £m	Total £m
1 January 1999	243.4	133.7	377.1	146.6	79.9	226.5
Share premium on issue of ordinary shares	37.0	-	37.0	22.8	-	22.8
Retained loss	-	(16.4)	(16.4)	-	(10.1)	(10.1)
Exchange	(7.6)	(1.0)	(8.6)	-	0.3	0.3
31 December 1999	**272.8**	**116.3**	**389.1**	**169.4**	**70.1**	**239.5**

The Company has fulfilled its obligations under the Chilean Foreign Investment Law (Decree Law 600) and may remit all future Chilean profits after deducting appropriate taxation.

A profit of US$9.2 million (£5.7 million; 1998 - US$50.1 million; £30.2 million) before dividends of US$25.6 million (£15.8 million) has been dealt with in the profit and loss account of the parent Company. The Company has not presented its own profit and loss account as permitted by section 230(1) of the Companies Act 1985.

10 EARNINGS PER SHARE

Earnings per share is calculated on profit after tax, minority interest and preference dividends of US$15.7 million (£9.6 million; 1998 - US$56.2 million; £33.7 million) based on a weighted average number of shares of 193,278,188. The number of shares in issue throughout 1998 was 190,171,339. Earnings per share excluding exceptional items is calculated on the same basis but excluding a loss on exceptional items of US$10.3 million (£6.3 million; 1998 - US$2.6 million; £1.6 million).

Earnings per share excluding exceptional items may be reconciled to earnings per share as follows:

	US Dollars		Sterling	
	1999 Cents	1998 Cents	**1999 Pence**	Restated 1998 Pence
Earnings per share excluding exceptional items	**13.5**	30.9	**8.2**	18.6
Write down of mining assets and costs of temporary closure	**(3.4)**	(1.8)	**(1.9)**	(1.1)
Non incremental overhead costs incurred in mining development	**(2.0)**	-	**(1.3)**	-
Profit on sale of land by Railway	**-**	0.5	**-**	0.3
Earnings per share	**8.1**	29.6	**5.0**	17.8

11 TANGIBLE FIXED ASSETS

	Freehold land and buildings US$m	Permanent way and works US$m	Rolling stock, plant, machinery and water distribution US$m	Mining US$m	Total US$m
Cost or valuation					
1 January 1999	32.7	36.9	60.4	1,015.7	1,145.7
Acquisitions	–	–	–	78.9	78.9
Additions (including interest capitalised)	0.1	2.1	2.0	638.0	642.2
Disposals	(0.5)	(0.1)	(1.8)	(23.6)	(26.0)
Exchange	(0.4)	0.1	(0.5)	(0.1)	(0.9)
31 December 1999	**31.9**	**39.0**	**60.1**	**1,708.9**	**1,839.9**
Depreciation					
1 January 1999	1.5	5.0	19.5	168.9	194.9
Charge for the year	0.1	0.6	2.9	18.8	22.4
Disposals	(0.3)	–	(1.6)	(11.2)	(13.1)
Exchange	–	0.1	(0.1)	(0.1)	(0.1)
31 December 1999	**1.3**	**5.7**	**20.7**	**176.4**	**204.1**
Net book value					
31 December 1999	**30.6**	**33.3**	**39.4**	**1,532.5**	**1,635.8**
31 December 1998	**31.2**	**31.9**	**40.9**	**846.8**	**950.8**

	Freehold land and buildings £m	Permanent way and works £m	Rolling stock, plant, machinery and water distribution £m	Mining £m	Total £m
Cost or valuation					
1 January 1999	20.0	22.9	36.3	612.1	691.3
Acquisitions	–	–	–	48.7	48.7
Additions (including interest capitalised)	–	1.3	1.3	393.8	396.4
Disposals	(0.2)	–	(1.1)	(14.6)	(15.9)
Exchange	0.2	–	(0.3)	21.4	21.3
31 December 1999	**20.0**	**24.2**	**36.2**	**1,061.4**	**1,141.8**
Depreciation					
1 January 1999	0.8	2.3	11.4	101.7	116.2
Charge for the year	0.1	0.4	1.7	11.7	13.9
Disposals	(0.1)	–	(0.9)	(6.9)	(7.9)
Exchange	–	–	(0.1)	3.1	3.0
31 December 1999	**0.8**	**2.7**	**12.1**	**109.6**	**125.2**
Net book value					
31 December 1999	**19.2**	**21.5**	**24.1**	**951.8**	**1,016.6**
31 December 1998	**19.2**	**20.6**	**24.9**	**510.4**	**575.1**

11 TANGIBLE FIXED ASSETS (continued)

Additions include interest capitalised in relation to the Los Pelambres and El Tesoro developments. Capitalised interest received amounted to US$4.2 million (£2.6 million; 1998 - US$4.6 million; £2.8 million) and capitalised interest paid amounted to US$39.5 million (£24.4 million; 1998 - US$14.9 million; £9.0 million).

The railway track (excluding lineside equipment) and the freehold land in Antofagasta were both revalued in December 1985. The residual value of the track was valued at US$12.7 million (£8.8 million) which was the resale value of the materials involved. The freehold land in Antofagasta was valued at its market value of US$4.9 million (£3.3 million) at the same date. If the land and track in Antofagasta were sold at their revalued amount, additional tax of US$2.9 million (£1.8 million) could become payable. The Group has elected to adopt the transition provisions of FRS 15, "Tangible Fixed Assets", to retain the book amounts of this previous revaluation without adopting a policy of regular revaluation going forward.

The historical cost and related depreciation of total freehold land and buildings and permanent ways and works is as follows:

		US Dollars		Sterling	
		1999 US$m	1998 US$m	**1999 £m**	1998 £m
Freehold land and buildings	- cost	**25.1**	25.9	**16.8**	16.8
	- accumulated depreciation	**(1.3)**	(1.5)	**(0.8)**	(0.8)
	- net book value	**23.8**	24.4	**16.0**	16.0
Permanent ways and works	- cost	**26.3**	24.2	**15.4**	14.1
	- accumulated depreciation	**(5.7)**	(5.0)	**(2.7)**	(2.3)
	- net book value	**20.6**	19.2	**12.7**	11.8

The net book value of assets held under finance leases at 31 December 1999 was US$1.5 million (£0.9 million; 1998 - US$1.7 million; £1.0 million) and depreciation charged in the year was US$0.5 million (£0.3 million).

Capital commitments contracted but not provided at 31 December 1999 amounted to US$191.4 million (£118.9 million; 1998 - US$327.4 million; £197.2 million). These related mainly to the Los Pelambres and El Tesoro developments.

12 INVESTMENT IN SUBSIDIARIES

	US Dollars		Sterling	
	Company 1999 US$m	Company 1998 US$m	**Company 1999 £m**	Company 1998 £m
Shares in subsidiaries at cost	**112.6**	68.3	**73.3**	43.9
Amounts owed by group undertakings	**399.8**	313.5	**243.3**	185.9
	512.4	381.8	**316.6**	229.8

12 INVESTMENT IN SUBSIDIARIES (continued)

	US Dollars			Sterling		
	Shares US$m	Loans US$m	Total US$m	Shares £m	Loans £m	Total £m
1 January 1999	68.3	313.5	381.8	43.9	185.9	229.8
Increases	44.3	86.3	130.6	24.5	62.3	86.8
31 December 1999	**112.6**	**399.8**	**512.4**	**68.4**	**248.2**	**316.6**

Principal subsidiaries (included in consolidation)	**Country of incorporation or registration**	**Country of operations**	**Nature of business**	**Effective share-holding**	**Voting rights**
Direct subsidiaries of parent company					
Antofagasta Railway Company plc	England & Wales	Chile	Railway	100%	100%
Anaconda Perú S.A.	Perú	Perú	Mining	100%	100%
Chilean Northern Mines Limited	England & Wales	Chile	Investment company	100%	100%
Indirect subsidiaries					
Anaconda Chile S.A.	Chile	Chile	Mining	100%	100%
Minera Michilla S.A.	Chile	Chile	Mining	74.2%	74.2%
Minera El Chacay S.A.	Chile	Chile	Mining	100%	100%
Minera El Tesoro	Chile	Chile	Mining development	52.6%	61%
Minera Los Pelambres	Chile	Chile	Mining development	60%	60%
Train Limitada	Chile	Chile	Road transport	100%	100%
Minera Tamaya S.A.	Chile	Chile	Mining	78.2%	78.1%
Forestal S.A.	Chile	Chile	Forestry	100%	100%

13 INVESTMENT IN ASSOCIATES

	US Dollars 1999 US$m	**Sterling 1999 £m**
Investment at 1 January 1999	20.4	13.1
Share of profit before tax	2.0	1.2
Share of tax	(0.6)	(0.3)
Dividends received	(1.2)	(0.8)
Investment at 31 December 1999	**20.6**	**13.2**
Analysed as follows:		
Fair value of assets on acquisition	16.0	10.4
Share of post acquisition retained earnings	4.6	2.8
	20.6	**13.2**

13 INVESTMENT IN ASSOCIATES (continued)

Principal associates

	Country of incorporation or registration	Country of operation	Nature of business	Effective share-holding
Ferrocarril Andino S.A.	Bolivia	Bolivia	Rail services	36.5%
Ferrocarril Oriental S.A.	Bolivia	Bolivia	Rail Services	12.0%

Each investment in Ferrocarril Andino and Ferrocarril Oriental is held through a management company jointly owned by the Group and its strategic partner the Cruz Blanca Group. Each management company owns 50% of the ordinary share capital and operates each railway. The Group owns 73% of the management company operating the Andino and 24% of the management company operating the Oriental. As the Group exercises significant influence in both the Andino and Oriental through its interest in each management company, both these railways have been treated as associates.

14 OTHER INVESTMENTS

The carrying value of other investments may be analysed as follows:

	US Dollars		**Sterling**	
	Group 1999 US$m	**Company 1999 US$m**	**Group 1999 £m**	**Company 1999 £m**
Other investments at 1 January 1999	185.8	5.4	108.3	2.8
Additions	0.2	–	0.1	-
Disposals	(0.2)	–	(0.1)	-
Other investments at 31 December 1999	**185.8**	**5.4**	**108.3**	**2.8**

Other investments are listed on recognised Stock Exchanges as follows:

	US Dollars		**Sterling**	
Cost	**1999 US$m**	1998 US$m	**1999 £m**	1998 £m
Listed – in UK	**0.4**	0.4	**0.2**	0.2
– overseas	**185.1**	185.1	**107.9**	107.9
	185.5	185.5	**108.1**	108.1
Unlisted	**0.3**	0.3	**0.2**	0.2
	185.8	185.8	**108.3**	108.3

14 OTHER INVESTMENTS (continued)

	US Dollars		Sterling	
	1999	1998	**1999**	1998
Market Value	**US$m**	US$m	**£m**	£m
Listed - in UK	**0.3**	0.3	**0.2**	0.2
- overseas	**411.7**	292.7	**255.7**	176.3
	412.0	293.0	**255.9**	176.5

The Group holds 362.9 million shares in Quiñenco S.A., representing 33.61% of its issued share capital. Notwithstanding its substantial investment, the Group is not directly involved in the operating and financial policies of and does not exercise significant influence over Quiñenco. The relationship between the Group and Quiñenco is that both are under the common control of their majority shareholder. Quiñenco is listed on the Santiago Stock Exchange and in ADR form on the New York Stock Exchange. At 31 December 1999, its market price was US$11.19 per ADR (1998 - US$8.0), valuing the Group's investment at US$406.0 million; (£252.1 million; 1998 - US$290.3 million; £174.9 million). Quineñco's profit for the financial year (after tax and minority interests) was Ch$160.3 billion (1998 - Ch$27.0 billion) and shareholders' funds at 31 December 1999 amounted to Ch$661.4 billion (1998 - Ch$507.0 billion).

15 STOCKS

	US Dollars		Sterling	
	Group	Group	**Group**	Group
	1999	1998	**1999**	1998
	US$m	US$m	**£m**	£m
Raw materials and consumables	**16.4**	7.3	**10.2**	4.4
Work in progress	**7.4**	3.4	**4.6**	2.0
Finished goods	**8.6**	0.8	**5.3**	0.5
	32.4	11.5	**20.1**	6.9

16 DEBTORS

	US Dollars			
	Group	Group	**Company**	Company
	1999	1998	**1999**	1998
	US$m	US$m	**US$m**	US$m
Trade debtors	**18.0**	23.1	**–**	–
Other debtors	**58.1**	85.0	**1.3**	3.4
Overseas corporation tax repayable	**–**	0.2	**–**	–
	76.1	108.3	**1.3**	3.4

	Sterling			
	Group	Group	**Company**	Company
	1999	1998	**1999**	1998
	£m	£m	**£m**	£m
Trade debtors	**11.2**	13.9	**–**	–
Other debtors	**36.1**	51.3	**0.8**	2.0
Overseas corporation tax repayable	**–**	0.1	**–**	–
	47.3	65.3	**0.8**	2.0

Debtors include amounts due after more than one year of US$2.3 million (£1.4 million; 1998 - US$7.3 million; £4.4 million).

17 TRADE AND OTHER CREDITORS – Amounts falling due within one year

	US Dollars		Sterling	
	Group 1999 US$m	Group 1998 US$m	**Group 1999 £m**	Group 1998 £m
Trade creditors	**5.2**	7.8	**3.2**	4.7
Other creditors and accruals	**72.2**	88.9	**45.0**	53.8
Overseas corporation tax payable	**1.6**	5.0	**1.0**	3.0
	79.0	101.7	**49.2**	61.5

18 LOANS

		US Dollars				
	Currency	Floating rate US$m	Fixed rate US$m	Interest free US$m	**Total 1999 US$m**	Total 1998 US$m
a) Los Pelambres						
Loans	US$	719.8	183.0	-	**902.8**	496.3
Subordinated debt	US$	34.7	-	-	**34.7**	-
b) El Tesoro						
Loans	US$	25.2	-	-	**25.2**	-
Subordinated debt	US$	-	84.6	10.3	**94.9**	-
c) Michilla						
Finance leases	US$	-	1.2	-	**1.2**	1.7
Loans	US$	-	-	0.2	**0.2**	0.8
d) Railway						
Loans	US$	4.3	1.5	6.3	**12.1**	15.6
		784.0	270.3	16.8	**1,071.1**	514.4

		Sterling				
	Currency	Floating rate £m	Fixed rate £m	Interest free £m	**Total 1999 £m**	Total 1998 £m
a) Los Pelambres						
Loans	US$	447.1	113.6	-	**560.7**	299.0
Subordinated debt	US$	21.5	-	-	**21.5**	-
b) El Tesoro						
Loans	US$	15.7	-	-	**15.7**	-
Subordinated debt	US$	-	52.5	6.4	**58.9**	-
c) Michilla						
Finance leases	US$	-	0.7	-	**0.7**	1.0
Loans	US$	-	-	0.1	**0.1**	0.5
d) Railway						
Loans	US$	2.7	0.9	3.9	**7.5**	9.4
		487.0	167.7	10.4	**665.1**	309.9

18 LOANS (continued)

a) Loans are secured on the assets of Los Pelambres. In addition, Antofagasta plc has given a guarantee for 60% of the borrowing and security over its 362.9 million shares in Quiñenco. The guarantee and security will be released when the project achieves completion. These borrowings are repayable over 10 to 12 years after the project achieves completion and carry interest at approximately the Libor 6 month rate plus 1%. Interest rate swaps have been entered into in order to fix US$183.0 million (£113.7 million) of these borrowings until 15 December 2000 at a weighted average of 5.81% and in addition zero cost collar agreements have been entered into for US$40.0 million (£24.8 million) of these borrowings until 15 December 2000.

Minority shareholder funding to Los Pelambres by way of loans has been reclassified during the year in accordance with FRS 4, "Capital Instruments" from minority interests to subordinated debt. The balance at 31 December 1998 reclassified during the year amounted to US$26.6 million (£16.0 million) and the balance of subordinated debt at 31 December 1999 amounted to US$34.7 million (£21.6 million). Interest of Libor plus 3% is payable on this balance which is repayable in two instalments on 15 December 2000 and on 15 July 2001. Funding provided by the Group by way of subordinated debt to Los Pelambres has been eliminated on consolidation.

b) Loans are secured on the assets of El Tesoro and are guaranteed by Minera Michilla S.A., a subsidiary of Antofagasta plc. These borrowings are repayable over eight years after the project achieves completion and carry interest at approximately the Libor 6 month rate plus 2.5%.

Subordinated debt represents funding provided by the minority shareholders and includes US$84.6 million (£52.5 million) on which an interest rate of 8.25% is payable and US$10.3 million (£6.4 million) which is free of interest. Amounts are repayable during the two years following completion of the project.

c) Finance leases of US$1.2 million (£0.7 million) have a fixed interest rate of 7.8% and are repayable over five years. Other loans of US$0.2 million (£0.1 million) are interest free and are repayable within one year.

d) Loans include advances from customers of US$10.6 million (£6.6 million) for capital expenditure on new contracts. An interest rate of Libor plus 1.5% is payable on US$4.3 million (£2.7 million) of the loans; the remaining advances are free of interest. In addition there are other loans totalling US$1.5 million (£0.9 million) on which a fixed interest rate of 11.5% is payable.

18 LOANS (continued)

Maturity of borrowings

		US Dollars		Sterling	
		Group	Group	**Group**	Group
		1999	1998	**1999**	1998
		US$m	US$m	**£m**	£m
Repayable:					
In less than one year	- loans	**64.7**	3.0	**40.0**	1.8
	- finance leases	**0.1**	0.3	**0.1**	0.2
Loans due within one year		**64.8**	3.3	**40.1**	2.0
Between one and two years	- loans	**150.0**	27.2	**93.3**	16.4
	- finance leases	**0.2**	0.2	**0.1**	0.1
Between two and five years	- loans	**345.2**	152.4	**214.4**	91.8
	- finance leases	**0.4**	0.3	**0.2**	0.2
Over five years	- loans	**509.9**	330.2	**316.7**	198.9
	- finance leases	**0.6**	0.8	**0.3**	0.5
Loans due after more than one year		**1,006.3**	511.1	**625.0**	307.9
Total loans		**1,071.1**	514.4	**665.1**	309.9

Borrowing facilities

The Group has various borrowing facilities available. The undrawn committed facilities available at 31 December 1999 in respect of which all conditions precedent had been met at that date, were as follows:

	US$m	£m
a) Expiring in one year or less	91.2	56.3
b) Expiring in more than one but not more than two years	180.0	111.1
c) Expiring in more than two years	30.0	18.5
	301.2	185.9

a) US$47.2 million (£29.1 million) under the financing agreements for the Los Pelambres project which remain available for draw-down until the project is completed.

US$44.0 million (£27.2 million) facility for general corporate purposes in the Railway subsidiary and is available on demand.

b) US$180.0 million (£111.1 million) under the financing agreements for the El Tesoro project which remain available for draw-down until the project is completed.

c) US$30.0 million (£18.5 million) multicurrency facilities for general corporate purposes available until 2002. This facility has subsequently been cancelled by the Group.

19 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate, currency and liquidity risks that arise from operations and from its sources of finance. In addition, various financial balances, such as trade debtors and creditors arise directly from the Group's operations.

The Group uses derivative financial instruments to manage exposure to market risks from changes in copper prices, interest rates and foreign exchange rates. There has been no significant change in the risk profile between the year end and the date of these financial statements.

The notional amounts of derivatives summarised below do not necessarily represent amounts exchanged by the parties and as a result are not a measure of the exposure of the Group through the use of derivatives. The amounts exchanged are calculated on the notional amounts and other terms of the derivatives which related to copper prices, interest and exchange rates.

The disclosures below exclude short-term debtors and creditors.

The Board believes that the year end figures shown in the following disclosures reflects the objectives, policies and strategies on the use of financial instruments.

a) Financial assets

	US$m	£m
US Dollar	503.4	305.7
Chilean Peso	15.9	9.8
Sterling	0.4	0.2
	519.7	315.7

The financial assets of the Group comprise:

	US$m	£m
Other investments	185.8	108.3
Current asset investments	328.4	204.0
Cash at bank and in hand	3.2	2.0
Debtors due after one year	2.3	1.4
	519.7	315.7

Current asset investments are typically fixed interest deposits at commercial rates, with maturities of one month or less. The weighted average fixed interest rate for current asset investments is 6.18% with a weighted average period of less than one month. Other categories of financial assets do not usually earn interest income and do not have specific maturity dates.

19 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

b) Financial liabilities

Financial liabilities at 31 December 1999 relate to the Group's US dollar borrowings (set out in Note 18), severance indemnities (set out in Note 20), and preference shares (set out in Note 21).

The weighted average interest rate of financial liabilities and the weighted average maturity period of the fixed rate and interest-free liabilities respectively, after taking account of interest rate swaps, are as follows:

	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years	Weighted average period to maturity of the interest-free liabilities Years
US dollar	6.61	2	3

c) Commodity price hedging

Turnover for the mining division includes a net realised loss of US$2.7 million (£1.7 million) arising from commodity price hedging activities (1998 - profit US$4.6 million; £2.8 million) in respect of copper cathode production at Michilla in order to secure minimum cashflow from operations during 1999. At 31 December 1999 there were Asian option call contracts for 15,000 tonnes in respect of future production of copper in the period to June 2000 for a notional principal amount of US$23.7 million (£14.7 million) and barrier option contracts for a further 2,500 tonnes with a notional principal amount of US$4.0 million (£2.5 million) maturing in January 2000.

d) Interest rate swap and zero cost collar agreements

The majority of the Group's borrowings have been, and are, subject to variable interest rates. As explained in Note 18, the Group has entered into interest rate swap and zero cost collar agreements to fix the amounts and period for interest rates in respect of a part of the borrowings for the Los Pelambres project in order to reduce the potential impact of changes to Libor.

e) Forward exchange contracts

Forward foreign exchange contracts have been entered into to reduce the foreign currency exposure of the Group's operations. The terms of currency forward exchange contracts are typically less than one year. The purpose of the foreign exchange hedging activities is to protect the Group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.

At 31 December 1999, the Group has outstanding forward exchange contracts to purchase US dollars having a notional principal amount of US$29.5 million (£18.2 million).

19 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

f) Currency exposures

The table below shows the Group's currency exposures at 31 December 1999 after taking into account foreign exchange contracts; being exposures on currency transactions that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating company involved.

	Net foreign currency monetary assets/(liabilities)							
Functional currency of Group Operation:	*Sterling* US$m	*US Dollar* US$m	Chilean Peso US$m	*Total* US$m	*Sterling* £m	*US Dollar* £m	Chilean Peso £m	*Total* £m
US Dollar	(2.8)	-	(0.7)	(3.5)	(1.7)	–	(0.4)	(2.1)
Chilean Peso	–	43.0	–	43.0	–	26.5	-	26.5
	(2.8)	43.0	(0.7)	39.5	(1.7)	26.5	(0.4)	24.4

The Group's operations, cash balances and borrowings are substantially US dollar-based. To reflect this, these financial statements have been additionally reported in US dollars on a basis consistent with the sterling-denominated results. As explained in Note 1 the Group's operations, cash balances and borrowings are substantially US dollar-based. The functional currency of Group subsidiaries is the US Dollar with the exception of the transport division for which the functional currency is the Chilean Peso.

g) Concentration of credit risk and credit exposure of financial instruments

The Group is exposed to losses in the event of non-performance by counter-parties to financial instruments, but does not expect any counter-parties to fail to meet their obligations. Based on interest and exchange rates in effect at 31 December 1999, the Group had a maximum credit exposure of US$163.0 million (£101.2 million) to one counter-party under interest rate swap and zero cost collar agreements. The Group does not normally see the need to seek collateral or other security.

h) Fair value of financial instruments

The fair values of financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The book values are included in the Group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors and creditors as appropriate. The fair value of the Group's financial instruments is as follows:

19 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

h) Fair value of financial instruments (continued)

	US Dollars		Sterling	
	Book value 1999 US$m	Fair value 1999 US$m	Book value 1999 £m	Fair value 1999 £m
Financial liabilities				
Short term loans	64.8	64.8	40.1	40.1
Long term loans	1,006.3	1,005.7	625.0	624.6
Preference shares	3.2	2.6	2.0	1.6
Severance indemnities provision	7.2	7.2	4.5	4.5
Hedging instruments - interest	1.0	1.0	0.6	0.6
Hedging instruments - copper	0.9	0.9	0.5	0.5
Hedging instruments - foreign currency	0.1	0.1	0.1	0.1
	1,083.5	1,082.3	672.8	673.6
Financial assets				
Other investments	185.8	412.0	108.3	255.9
Current asset investments and cash at bank and in hand	331.6	331.6	206.0	206.0
Debtors due after one year	2.3	2.3	1.4	1.4
	519.7	745.9	315.7	463.3

Market values, where available, have been used to determine fair values. Where market values are not available, fair values, with the exception of assets held for exchange, have been calculated by discounting cash flows at prevailing interest rates.

i) Hedges

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements and these are accounted for in accordance with the accounting policy set out in Note 1. There are no deferred gains and losses on financial instruments used for the hedging transactions described above.

The Board does not expect to alter the Group's policies on the use of financial instruments during the course of the forthcoming year.

20 PROVISIONS FOR LIABILITIES AND CHARGES

	US Dollars			Sterling		
	Site rehabilitation US$m	Severance indemnities US$m	Total US$m	Site rehabilitation £m	Severance indemnities £m	Total £m
At 1 January 1999 (restated)	3.0	6.5	9.5	1.8	3.9	5.7
Acquisition of subsidiary	–	0.1	0.1	–	0.1	0.1
Charge to operating profit for year	–	1.1	1.1	–	0.7	0.7
Release of discount to net interest income in year	0.1	0.1	0.2	0.1	0.1	0.2
Capitalised to fixed assets	–	0.3	0.3	–	0.2	0.2
Utilised in year	–	(0.4)	(0.4)	–	(0.3)	(0.3)
Exchange	–	(0.5)	(0.5)	–	(0.2)	(0.2)
At 31 December 1999	**3.1**	**7.2**	**10.3**	**1.9**	**4.5**	**6.4**

Provision is made for site rehabilitation and decommissioning costs relating to existing mining operations to the extent that a legal or constructive obligation exists. Such costs are expected to be included between 2000 and 2007. Provision is also made for severance indemnities which are payable on termination of employment or the eventual closure of such operations. Provisions payable on closure are estimated on the basis of the discounted value of amounts spent at the end of the life of the mine.

21 CALLED UP SHARE CAPITAL

Group and Company

	1999 Authorised £m	1998 Authorised £m
2 million 5% cum. pref. shares of £1 each	**2.0**	2.0
214.54 million ordinary shares of 5p each	**10.7**	10.7
	12.7	12.7

	1999 Issued and fully paid £m	1998 Issued and fully paid £m
2 million 5% cum. pref. shares of £1 each	**2.0**	2.0
197.2 million ordinary shares of 5p each	**9.9**	9.5
	11.9	11.5

The preference shares are non-redeemable and entitled to a fixed cumulative dividend of 5% per annum. On a winding up they are entitled to repayment and any arrears of dividend in priority to ordinary shareholders, but are not entitled to participate further in any surplus. Each preference share carries 20 votes at any general meeting. The ordinary shares rank after the preference shares in entitlement to dividend and on a winding up. Each ordinary share carries one vote at any general meeting.

21 CALLED UP SHARE CAPITAL (continued)

During the year, the Company issued 7.0 million new ordinary shares to Lanzville Investment Establishment in consideration for the acquisition of a majority interest in the El Tesoro project. Full details of the acquisition are given in Note 24.

22 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	US Dollars		Sterling	
				Restated
	1999	1998	**1999**	1998
	US$m	US$m	**£m**	£m
Profit for the financial year	**15.9**	56.3	**9.7**	33.8
Dividends	**(25.6)**	(23.8)	**(15.9)**	(14.4)
	(9.7)	32.5	**(6.2)**	19.4
Other recognised gains and losses relating to the year - exchange	**3.9**	(5.2)	**8.5**	(4.4)
	(5.8)	27.3	**2.3**	15.0
Issue of ordinary shares	**0.6**	-	**0.4**	-
Share premium on issue	**37.0**	-	**22.8**	-
Exchange movement on Sterling denominated share capital and share premium	**(8.2)**	1.6	**-**	-
Net addition to shareholders' funds	**23.6**	28.9	**25.5**	15.0
Opening shareholders' funds (originally £524.6 million before prior year adjustment of £5.0 million)	**863.7**	834.8	**519.6**	504.6
Closing shareholders' funds	**887.3**	863.7	**545.1**	519.6

Shareholders' funds at the end of the year may be analysed as follows:

	US Dollars		Sterling	
				Restated
	1999	1998	**1999**	1998
	US$m	US$m	**£m**	£m
Group				
Non-equity	**3.2**	3.3	**2.0**	2.0
Equity	**884.1**	860.4	**543.1**	517.6
	887.3	863.7	**545.1**	519.6
Company				
Non-equity	**3.2**	3.3	**2.0**	2.0
Equity	**405.0**	392.9	**249.4**	236.0
	408.2	396.2	**251.4**	238.0

23 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a) Reconciliation of operating (loss)/profit to operating cash flows

	US Dollars		Sterling	
				Restated
	1999 US$m	1998 US$m	**1999 £m**	1998 £m
Operating (loss)/profit	**(8.6)**	9.5	**(5.3)**	5.7
Depreciation charges	**22.4**	19.8	**13.9**	11.9
Loss on disposal of tangible fixed assets (including provisions for write down)	**12.3**	6.0	**7.6**	3.7
(Increase)/decrease in stocks	**(20.9)**	6.4	**(12.9)**	3.8
Increase in debtors	**(0.1)**	(5.9)	**(0.1)**	(3.5)
Increase in creditors and provisions	**(0.8)**	(7.9)	**(0.4)**	(4.7)
Net cash inflow from operating activities	**4.3**	27.9	**2.8**	16.9

The adjustments to operating profit include US$11.1 million (£6.8 million; 1998 - US$4.1 million; £2.5 million) relating to loss on disposal of tangible fixed assets and US$0.9 million (£0.6 million; 1998 - US$nil; £nil) in respect of stock write-offs which have been treated as exceptional items in the profit and loss account. Further details are given in Note 4.

b) Analysis of cashflows for headings netted in the cash flow statement

	US Dollars		Sterling	
	1999 US$m	1998 US$m	**1999 £m**	1998 £m
Returns on investments and servicing of finance				
Dividends received from other fixed asset investments	**5.4**	23.6	**3.3**	14.2
Interest received	**19.6**	28.6	**12.2**	17.2
Interest paid	**(39.6)**	(14.9)	**(24.5)**	(9.0)
Preference dividends paid	**(0.2)**	(0.2)	**(0.1)**	(0.1)
Dividends paid to minority interests	**-**	(5.6)	**-**	(3.4)
Net cash inflow from returns on investments and servicing of finance	**(14.8)**	31.5	**(9.1)**	18.9

Interest received and paid includes interest capitalised in relation to the Los Pelambres and El Tesoro developments. Capitalised interest received amounted to US$4.2 million (£2.6 million; 1998 - US$4.6 million; £2.8 million) and capitalised interest paid amounted to US$39.5 million (£24.4 million; 1998 - US$14.9 million; £9.0 million).

	US Dollars		Sterling	
	1999 US$m	1998 US$m	**1999 £m**	1998 £m
Capital expenditure and financial investment				
Payment on account of mining development	**1.3**	(6.5)	**0.9**	(3.9)
Purchase of tangible fixed assets	**(602.5)**	(572.8)	**(371.9)**	(345.1)
Purchase of other fixed asset investments	**(0.1)**	-	**(0.1)**	-
Sale of tangible fixed assets	**0.6**	2.3	**0.4**	1.4
Sale of other fixed asset investments	**0.1**	0.3	**0.1**	0.2
Net cash outflow from capital expenditure and financial investment	**(600.6)**	(576.7)	**(370.6)**	(347.4)

23 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

b) Analysis of cashflows for headings netted in the cash flow statement (continued)

	US Dollars		Sterling	
	1999	1998	**1999**	1998
	US$m	US$m	**£m**	£m
Acquisitions and disposals				
Disposal of interests in subsidiaries	**–**	(1.6)	**–**	(1.0)
Payment of closure costs for termination of mining asset	**–**	(2.4)	**–**	(1.4)
Net cash outflow from acquisitions and disposals	**–**	(4.0)	**–**	(2.4)

During 1998, costs of US$1.6 million (£1.0 million) were paid in respect of the sale of 40% of Los Pelambres in 1997. Closure costs of US$2.4 million (£1.4 million) were also paid in respect of the closure of El Chacay. No similar costs were incurred during 1999.

	US Dollars		Sterling	
	1999	1998	**1999**	1998
	US$m	US$m	**£m**	£m
Financing				
Contributions from minority interests	**65.5**	64.9	**40.4**	39.1
New loans drawn down	**521.8**	452.7	**322.1**	272.7
Repayment of amounts borrowed	**(4.3)**	(12.7)	**(2.6)**	(7.7)
Repayment of principal element of finance leases	**(0.3)**	(0.6)	**(0.2)**	(0.3)
Net cash inflow from financing	**582.7**	504.3	**359.7**	303.8

c) Analysis of changes in debt

	US Dollars				
	At 1 January 1999 US$m	Cash flows US$m	Other changes US$m	Exchange movement US$m	**At 31 December 1999 US$m**
Cash in hand and demand deposits	4.2	(0.5)	–	(0.5)	**3.2**
Current asset investments	385.2	(55.4)	2.0	(3.4)	**328.4**
	389.4	(55.9)	2.0	(3.9)	**331.6**
Debt due within one year	(3.0)	3.6	(65.2)	–	**(64.6)**
Debt due after one year	(509.8)	(521.1)	25.6	–	**(1,005.3)**
Finance leases	(1.6)	0.3	–	0.1	**(1.2)**
	(514.4)	(517.2)	(39.6)	0.1	**(1,071.1)**
Total	(125.0)	(573.1)	(37.6)	(3.8)	**(739.5)**

23 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

c) Analysis of changes in debt (continued)

			Sterling		
	At 1 January 1999 £m	Cash flows £m	Other changes £m	Exchange movement £m	**At 31 December 1999 £m**
Cash in hand and demand deposits	2.5	0.2	-	(0.7)	**2.0**
Current asset investments	232.1	(34.2)	1.3	4.8	**204.0**
	234.6	(34.0)	1.3	4.1	**206.0**
Debt due within one year	(1.8)	2.2	(40.3)	(0.1)	**(40.0)**
Debt due after one year	(307.1)	(321.7)	16.3	(11.8)	**(624.3)**
Finance leases	(1.0)	0.2	-	-	**(0.8)**
	(309.9)	(319.3)	(24.0)	(11.9)	**(665.1)**
Total	(75.3)	(353.3)	(22.7)	(7.8)	**(459.1)**

The balance of cash and deposits of US$331.6 million (£206.0 million; 1998 - US$389.4 million; £234.6 million) at the year end, includes amounts held in escrow under the terms of the Los Pelambres and El Tesoro financing agreements. US$139.4 million (£86.6 million; 1998 - US$233.7 million; £140.8 million) was held under the Los Pelambres financing agreements to fund the Group's equity contribution and to provide for any unexpected cost overruns. Additionally, US$72.3 million (£44.9 million; 1998 - nil) was held under the El Tesoro financing agreements to fund the Project's total equity contribution and any unexpected cost overruns.

d) Non-cash acquisition

During the year, the Group acquired a 61% interest in the El Tesoro Project from Lanzville Investment Establishment in exchange for the issue of 7 million new ordinary shares. Full details of the acquisition are given in Note 24.

24 ACQUISITION

In February 1998, the Group agreed terms under an acquisition agreement to acquire a majority interest in the El Tesoro project ("the project") from Lanzville Investment Establishment ("Lanzville"), a company controlled by the Chairman, Mr A A Luksic and his family interests, in exchange for the issue of 7 million new ordinary shares. This transaction was approved by the independent shareholders of Antofagasta plc at an Extraordinary General Meeting on 9 February 1998. The contract was subject to a number of conditions including the securing of project finance. The financing agreements (being the last of the conditions to be fulfilled under the contract) were signed on 22 July 1999. The acquisition has been accounted for and the consideration valued at this date under the acquisition method of accounting for business combinations.

24 ACQUISITION (continued)

The assets acquired from Lanzville comprised 61% of the share capital of Minera El Tesoro and certain other assets including mining and joint venture rights in respect of the project. The remaining 39% of Minera El Tesoro together with corresponding mining and joint venture rights were held by Equatorial Mining Ltd. Following the acquisition, Antofagasta plc and Equatorial Mining Ltd contributed their respective mining rights to Minera El Tesoro, maintaining their proportionate interests in the project. The mining rights (including those contributed by Equatorial Mining Limited) which had an initial book value of less than US$0.1 million have been valued at US$56.0 million (£34.6 million) for the purposes of the acquisition based on the fair value of the shares issued to Lanzville less the book value of the other assets and liabilities acquired.

The book values of the assets acquired and fair value adjustments thereto were as follows:

	US Dollars			Sterling		
	Book value US$m	Fair value adjustments US$m	Fair value to Group US$m	Book value £m	Fair value adjustments £m	Fair value to Group £m
Tangible fixed assets	22.9	56.0	78.9	14.1	34.6	48.7
Debtors	0.4	-	0.4	0.2	-	0.2
Current asset investments	2.0	-	2.0	1.3	-	1.3
Creditors	(0.8)	-	(0.8)	(0.5)	-	(0.5)
Loans - provided by Group	(11.9)	-	(11.9)	(7.3)	-	(7.3)
Loans - provided by minority	(8.4)	-	(8.4)	(5.1)	-	(5.1)
Provisions	(0.1)	-	(0.1)	(0.1)	-	(0.1)
Net assets acquired	**4.1**	**56.0**	**60.1**	**2.6**	**34.6**	**37.2**
Minority interests	(0.8)	(21.7)	(22.5)	(0.6)	(13.4)	(14.0)
Equity acquired	**3.3**	**34.3**	**37.6**	**2.0**	**21.2**	**23.2**
Consideration paid – 7 million new ordinary shares of 5p each			**37.6**			**23.2**

The Group's interest in Minera El Tesoro is held partly through its 74.18% subsidiary, Minera Michilla S.A., which acts as sponsor to the project and has given a completion guarantee under the financing agreements. The Group's current effective interest in the project is 52.6%.

Minera El Tesoro is responsible for the construction of the project the costs of which will be capitalised until the start-up of operations. Minera El Tesoro accordingly has not prepared a profit and loss account for 1998 or 1999 and its acquisition has not had any effect on the Group's results for either financial year.

25 RELATED PARTY TRANSACTIONS

Related party transactions which are considered material for the Group during the year were as follows:

Associates

Information relating to the Group's associates, Ferrocarril Andino S.A. and Ferrocarril Oriental S.A. is given in Note 13 above. The Group received dividends of £nil million (1998 - US$0.4 million; £0.2 million) from Ferrocarril Andino and dividends of US$1.3 million (£0.8 million; 1998 - US$1.3 million; £0.8 million) from Ferrocarril Oriental. Other transactions were as follows:

- The Antofagasta Railway Company plc, a subsidiary of the Group provided administrative services and supplies of US$0.2 million (£0.1 million; 1998 - US$0.3 million; £0.2 million) to Ferrocarril Andino during the year.

Quiñenco S.A.

Information relating to the Group's investment in Quiñenco S.A. is given in Note 14. The Group and Quiñenco S.A. are under the common control of the majority shareholder. During the year, the Group received dividends of US$5.3 million (£3.2 million; 1998 - US$23.5 million; £14.1 million) from Quiñenco. Other transactions between the Group and Quiñenco or its subsidiary and associates were as follows:

- Minera Michilla S.A., a subsidiary of the Group sold copper cathodes for US$0.4 million (£0.3 million; 1998 - US$0.5 million; £0.3 million) to Madeco S.A., a subsidiary of Quiñenco S.A.

- Minera Los Pelambres, a subsidiary of the Group, purchased copper wiring and other materials for US$2.7 million (£1.7 million; 1998 - US$4.4 million; £2.7 million) from Madeco. This amount has been capitalised by Los Pelambres as part of its development costs.

- In 1998, Group companies had US$21.3 million (£13.2 million) short-term deposits under normal commercial terms in the ordinary course of business held with Banco Santiago, then an associate of Quiñenco S.A. Quiñenco S.A. disposed of its interest in Banco Santiago during 1999.

Directors

Information relating to Directors' remuneration and interests are given in the Report on Remuneration and Related Matters on pages 29 to 30.

El Tesoro Project

During the year, the Group acquired a majority interest in the El Tesoro Project in exchange for the issue of 7 million new ordinary shares to Lanzville Investment Establishment, a company controlled by the Chairman, Mr A A Luksic and his family interests. Full details of the acquisition are given in Note 24.

Other

During 1998, the Group sold property for US$0.7 million (£0.5 million) to Adriático S.A., a company controlled by the Chairman. This property was independently valued prior to the sale. No comparable transactions took place in 1999.

26 ULTIMATE HOLDING COMPANY

The ultimate holding company is Dolberg Finance Corporation a company incorporated in Liechtenstein which holds investments and assets in trust for the benefit of Mr A A Luksic (the Chairman) and his family interests. The company does not produce group accounts.

Five Year Summary – US Dollars

	1999 US$m	1998 US$m	1997 US$m	1996 US$m	1995 US$m
Consolidated Balance Sheet					
Tangible fixed assets	**1,635.8**	950.8	367.5	335.3	330.3
Investments	**206.4**	206.2	206.0	211.8	149.2
Current assets	**440.1**	509.2	505.6	111.0	141.2
Current liabilities	**(162.1)**	(122.3)	(69.0)	(95.6)	(89.0)
Total assets less current liabilities	**2,120.2**	1,543.9	1,010.1	562.5	531.8
Long term liabilities	**(1,016.6)**	(520.6)	(65.5)	(87.2)	(66.8)
	1,103.6	1,023.3	944.6	475.3	465.0
Share capital	**19.1**	19.1	19.0	17.1	15.5
Share premium	**272.8**	243.4	243.4	48.4	48.4
Reserves	**595.4**	601.2	582.7	370.5	356.8
Minority interests	**216.3**	159.6	99.5	39.3	44.3
	1,103.6	1,023.3	944.6	475.3	465.0

	1999 US$m	1998 US$m	1997 US$m	1996 US$m	1995 US$m
Consolidated Profit and Loss Account					
Turnover	**145.5**	184.9	250.6	283.2	281.7
Profit on ordinary activities before tax and exceptional items	**31.8**	64.6	46.7	63.6	106.5
Exceptional items	**(18.6)**	(4.1)	192.7	0.9	17.1
Profit on ordinary activities before tax	**13.2**	60.5	239.4	64.5	123.6
Tax	**(1.9)**	(4.5)	(5.2)	(9.6)	(17.7)
Minority interests	**4.6**	0.3	(3.1)	(8.9)	(16.0)
Profit on ordinary activities after tax and minority interests	**15.9**	56.3	231.1	46.0	89.9
Earnings per 5p ordinary share before exceptional items	**13.5¢**	30.9¢	20.2¢	28.1¢	45.5¢
Earnings per 5p ordinary share	**8.1¢**	29.6¢	139.6¢	28.6¢	55.8¢
Dividends per 5p ordinary share	**12.9¢**	12.0¢	11.6¢	10.2¢	10.1¢

Five Year Summary – Sterling

	1999 £m	1998 £m	1997 £m	1996 £m	1995 £m
Consolidated Balance Sheet					
Tangible fixed assets	**1,016.6**	575.1	223.7	204.2	201.3
Investments	**121.5**	121.4	121.3	123.1	88.2
Current assets	**273.4**	306.8	306.4	64.9	91.1
Current liabilities	**(100.6)**	(73.9)	(41.8)	(55.9)	(57.4)
Total assets less current liabilities	**1,310.9**	929.4	609.6	336.3	323.2
Long term liabilities	**(631.4)**	(313.6)	(39.7)	(51.0)	(43.1)
	679.5	615.8	569.9	285.3	280.1
Share capital	**11.9**	11.5	11.5	10.0	10.0
Share premium	**169.4**	146.6	146.6	28.4	28.4
Reserves	**363.8**	361.5	351.1	222.7	214.6
Minority interests	**134.4**	96.2	60.7	24.2	27.1
	679.5	615.8	569.9	285.3	280.1

	1999 £m	1998 £m	1997 £m	1996 £m	1995 £m
Consolidated Profit and Loss Account					
Turnover	**89.8**	111.4	152.8	180.4	178.3
Profit on ordinary activities before tax and exceptional items	**19.6**	38.9	28.5	40.5	67.4
Exceptional items	**(11.5)**	(2.5)	117.5	0.6	10.8
Profit on ordinary activities before tax	**8.1**	36.4	146.0	41.1	78.2
Tax	**(1.2)**	(2.7)	(3.2)	(6.1)	(11.2)
Minority interests	**2.8**	0.1	(1.9)	(5.7)	(10.1)
Profit on ordinary activities after tax and minority interests	**9.7**	33.8	140.9	29.3	56.9
Earnings per 5p ordinary share before exceptional items	**8.2p**	18.6p	12.3p	17.9p	28.8p
Earnings per 5p ordinary share	**5.0p**	17.8p	85.1p	18.2p	35.3p
Dividends per 5p ordinary share	**8.0p**	7.25p	7.0p	6.5p	6.5p

Notice of Meeting

Antofagasta plc

NOTICE IS HEREBY GIVEN that the eighteenth Annual General Meeting of the Company will be held at the Armourers' Hall, 81 Coleman Street, London EC2 on 8 June 2000 at 10.30 am for the following purposes:

Ordinary business

To consider and, if thought fit, pass the following resolutions:

1. to receive and adopt the Reports of the Directors and Auditors and the Financial Statements for the year ended 31 December 1999;
2. to declare a final dividend;
3. to re-elect Mr P J Adeane as a Director;
4. to re-elect Mr J-P Luksic as a Director; and
5. to re-appoint PricewaterhouseCoopers as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special business

To consider and, if thought fit, pass the following resolution which will be passed as a special resolution.

Special Resolution

6. THAT the Directors be generally empowered pursuant to section 95 of the Companies Act 1985 ("the Act") to allot equity securities (within the meaning of section 94(2) of the Act) pursuant to the authority granted to the Directors by resolution passed at the 1999 Annual General Meeting as if section 89 (1) of the Act did not apply to the allotment. This power:

   a) Expires 15 months after the date of the passing of this resolution or at the conclusion of the next annual general meeting of the Company following the passing of this resolution, whichever occurs first, provided that the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this authority and the Directors may allot equity securities in pursuance of that offer or agreement and;

b) is limited to:

I. allotments of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares in the capital of the Company made in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the Directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient:

i) to deal with equity securities representing fractional entitlements; and

ii) to deal with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory; and

II. allotments of equity securities for cash otherwise than pursuant to paragraph I up to an aggregate nominal amount equal to £492,928.

By Order of the Board

For and on behalf of
Jordan Company Secretaries Limited

Secretary
5 May 2000

Registered Office:
Park House,
16 Finsbury Circus,
London EC2M 7AH

Notes

1) A member entitled to attend and vote at the above meeting may appoint one person to attend and on a poll to vote in his place. A proxy need not be a member of the Company.

2) To be valid, the form of proxy and the Power of Attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged with the Registrars of the Company, Computershare Services plc, PO Box 1075, The Pavilions, Bristol BS99 3FA, no less than 48 hours before the time fixed for the meeting.

3) There are no Directors' service contracts of more than one year's duration and therefore no such contracts are to be made available for inspection in accordance with the rules of the London Stock Exchange.

RF58970

Designed by RDA. Printed by Royle Financial Print, London.